Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

BOWLERO CORP.,

POTOMAC MERGER SUB, INC.

and

BOWL AMERICA INCORPORATED

dated as of May 27, 2021

i

EXHIBITS

Exhibit A	Articles of Merger with Articles of Amendment and Restatement
Exhibit B	Form of ESOP Opinion
Exhibit 9.14	Knowledge Parties

INDEX OF DEFINED TERMS

Defined Term	Section

Acquisition Proposal	6.5(f)(i)
Action	3.8
Affiliates	9.15(a)
Agreement	Preamble
Articles of Merger	1.3
Book-Entry Share	1.8(a)
Bowling Tournament Contract	3.19(b)(ii)
Business Day	9.15(b)
Capitalization Date	3.4
CARES Act	9.15(c)
Certificate	1.8(a)
Change in Recommendation	6.5(c)
Class A Common Stock	Recitals
Class B Common Stock	Recitals
Class B Holders	2.9
Closing	1.2
Closing Date	1.2
COBRA	9.15(d)
Code	2.7
Common Stock	Recitals
Company	Preamble
Company Acquisition Agreement	6.5(a)
Company Balance Sheet	9.15(e)
Company Balance Sheet Date	9.15(f)
Company Board	Recitals
Company Disclosure Schedule	Article 3
Company Intellectual Property	3.15(a)
Company Permits	3.10
Company Property	9.15(g)
Company SEC Reports	3.6(a)
Company Stockholder Meeting	6.1(a)
Company Superior Proposal Termination	6.5(b)
Company Support Agreement	Recitals
Company Termination Fee	8.3
Company Title Reports	9.15(i)
Company Transaction Expenses	9.15(h)
Confidentiality Agreement	6.3
Contract	9.15(j)
Discount Coupons	9.15(k)
Dissenting Shares	2.9
Effective Time	1.3
Employee Benefit Plans	3.17(a)
Environmental Laws	9.15(l)
Environmental Permits	9.15(m)
ERISA	3.17(a)

Defined Term	Section

ERISA Affiliate	9.15(n)
ESOP	9.15(o)
ESOP Fairness Opinion	6.7(b)
ESOP Loan	3.17(j)(iii)
ESOP Loan Documents	3.17(j)(iv)
ESOP Termination Date	6.7(d)
ESOP Trust	3.17(j)(ii)
Exchange Act	9.15(p)
Excluded Shares	1.8(c)
Existing Plans	6.7(a)
Extraordinary Dividend	6.11
Fairfax Central LP	9.15(q)
Financial Advisor	3.23
GAAP	3.6(b)
Governmental Entity	3.3(b)
Ground Lease	9.15(q)
Ground Lessor	9.15(r)
Hazardous Substance	9.15(s)
Holders	9.15(t)
Improvements	9.15(u)
Indebtedness	9.15(v)
Indemnified Claims	6.6(a)
Indemnified Parties	6.6(a)
Infringe	3.15(c)
Intellectual Property	9.15(w)
Intervening Event	6.5(f)(ii)
Law	3.3(a)
Leased Real Property	9.15(x)
Leases	9.15(y)
Lessee	9.15(q)
Lessor	9.15(q)
Licensed Company Intellectual Property	3.15(a)
Lien	9.15(z)
Material Adverse Effect	9.15(aa)
Material Contract	9.15(bb)
Merger	Recitals
Merger Consideration	1.8(a)
Merger Sub	Preamble
MGCL	1.1
Necessary Consents	3.3(b)
Order	3.3(a)
OSHA	3.14(f)
Outside Date	8.1(b)(ii)
Owned Company Intellectual Property	3.15(a)
Owned Real Property	9.15(cc)
Parent	Preamble
Paying Agent	2.1

v

Defined Term	Section

Per Share Price	1.8(a)
Permitted Lien	9.15(dd)
Person	9.15(ee)
Personal Data	9.15(ff)
PPP Lender	9.15(gg)
PPP Loan	9.15(hh)
Preferred Stock	3.4
Privacy Agreements	3.16
Privacy Laws	3.16
Processing	3.16
Profit Sharing Plan	6.7(c)
Proxy Documents	6.1(a)
Proxy Statement	3.21
R&W Insurance Policy	9.15(ii)
Real Property	9.15(jj)
Recommendation	3.2(b)
Regulation S-K	3.6(c)
Related Person	3.22
Release	9.15(kk)
Representatives	9.15(ll)
Requisite Stockholder Approval	9.15(mm)
SDAT	1.3
SEC	9.15(nn)
Securities Portfolio	6.11
Stockholder Approval Date	6.5(b)
Subsidiary	9.15(oo)
Superior Proposal	6.5(f)(iii)
Surviving Corporation	1.1
Tail Period	8.3(a)
Tax Return	9.15(pp)
Tax Sharing Agreement	9.15(qq)
Taxes	9.15(rr)
Third Party Access Agreements	3.11(d)
Transaction Litigation	6.9
WARN Act	3.18(e)

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 27, 2021 by and among Bowlero Corp., a Delaware corporation (“Parent”), Potomac Merger Sub, Inc., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Bowl America Incorporated, a Maryland corporation (the “Company”). Capitalized terms used but not defined in the context in which they are used shall have the respective meanings assigned to such terms in Section 9.15.

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company deem it advisable and in the best interests of their respective stockholders that the parties enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”), all upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, the Company and its stockholders, (b) declared advisable the Merger and the other transactions contemplated by this Agreement, (c) authorized and approved this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, the submission of the Merger and the other transactions contemplated by this Agreement to the Company’s stockholders for approval, and, subject to receipt of the Requisite Stockholder Approval, the consummation of the Merger and the transactions contemplated by this Agreement, and (d) resolved to recommend that the Company’s stockholders approve the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the boards of directors of Parent and Merger Sub has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement are fair to, and in the best interests of, Parent and Merger Sub, respectively, and the stockholders of Parent and Merger Sub, respectively, (b) declared advisable the Merger and the other transactions contemplated by this Agreement, and (c) authorized, approved and adopted this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Parent and Merger Sub to enter into this Agreement, certain holders of shares (the “Holders”) of Class A common stock, par value $0.10 per share, of the Company (the “Class A Common Stock”), and/or the Class B common stock, par value $0.10 per share, of the Company (“Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), are entering into a voting agreement with Parent (the “Company Support Agreement”) pursuant to which, among other things, each of the Holders is agreeing, subject to the terms of the Company Support Agreement, to vote all shares of Common Stock held by such Holder in favor of the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
THE MERGER

Section 1.1.    The Merger. Subject to the terms and conditions set forth in this Agreement, at the Effective Time, Merger Sub shall merge with and into the Company in accordance with the Maryland General Corporation Law, or any successor statute (the “MGCL”), whereupon the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and shall continue to be governed by the laws of the State of Maryland. The Company, as the surviving corporation of the Merger, is sometimes herein referred to as the “Surviving Corporation”.

Section 1.2.    Closing. The consummation of the Merger shall take place at a closing (the “Closing”) deemed to occur at the offices of DLA Piper LLP (US), 1251 Avenue of the Americas, 27th Floor, New York, NY 10020-1104, at 10:00 a.m., local time, on a date and at a time agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the second Business Day after the satisfaction or waiver of the conditions set forth in Article 7, other than those conditions that by their nature are intended to be satisfied at the Closing, or such other location, time and date as Parent and the Company shall agree in writing, unless this Agreement has theretofore been terminated in accordance with Article 8 (the actual time and date of the Closing is referred to as the “Closing Date”). The parties intend that the Closing shall be effected, to the extent practicable, by conference call, the electronic delivery of documents and the prior physical exchange of certain other documents to be held in escrow by outside counsel to the recipient party pending authorization by the delivering party (or its outside counsel) of their release at the Closing.

Section 1.3.    Effective Time. Concurrently with or as soon as practicable following the Closing, the Company and Merger Sub shall cause the articles of merger (the “Articles of Merger”), in such form as is required by the MGCL, along with a certificate of conveyance for each county in the State of Maryland in which the Company or any Subsidiary holds Owned Real Property, to be executed, acknowledged and filed with the State Department of Assessments and Taxation of Maryland (the “SDAT”) and make all other filings or recordings required by the MGCL in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the SDAT or at such other time as Merger Sub and the Company shall agree and specify in the Articles of Merger (in any event not to exceed thirty (30) days from the date the Articles of Merger are filed with the SDAT) (the “Effective Time”).

Section 1.4.    Effects of the Merger. The Merger shall have the effects as provided in this Agreement and as specified in the applicable provisions of the MGCL. Without limiting and subject to the foregoing, at the Effective Time, all of the property, assets, rights, privileges, immunities, powers and franchises of Merger Sub and the Company shall vest in the Company as the Surviving Corporation, and all of the debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Company as the Surviving Corporation.

Section 1.5.    Articles of Incorporation. The articles of incorporation of the Company shall be amended and restated at the Effective Time so that they read in the form attached hereto as Exhibit A and, as so amended, shall be the articles of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Laws.

Section 1.6.    Bylaws. The bylaws of Merger Sub in effect immediately prior to the Effective Time shall, at the Effective Time, be the bylaws of the Surviving Corporation (except that all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation), until thereafter amended in accordance with the provisions thereof, the provisions of the amended and restated articles of incorporation of the Surviving Corporation and applicable Laws.

Section 1.7.    Officers and Directors. The officers of Merger Sub immediately prior to the Effective Time shall, at the Effective Time, be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The directors of Merger Sub immediately prior to the Effective Time shall, at the Effective Time, be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.8.    Effect on Common Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any shares of Common Stock:

(a)    Each share of Common Stock, including for the avoidance of doubt, both Class A Common Stock and Class B Common Stock, represented by a certificate (each, a “Certificate”) or a book-entry (each, a “Book-Entry Share”) issued and outstanding immediately prior to the Effective Time (other than shares as canceled pursuant to Section 1.8(c) and Dissenting Shares as provided in Section 2.9), shall be converted into the right to receive, at the Effective Time, cash in an amount equal to $8.53 (the “Per Share Price” or “Merger Consideration”), without interest.

(b)    All shares of Common Stock (including, for the avoidance of doubt, any Dissenting Shares) shall cease to be outstanding and shall be automatically canceled and retired and shall cease to exist, and each holder of a Certificate or Book-Entry Share, that, immediately prior to the Effective Time, represented any shares of Common Stock shall thereafter cease to have any rights with respect to such shares of Common Stock and shall thereafter represent only the right to receive the applicable Merger Consideration, any unpaid Extraordinary Dividend authorized and declared on or prior to the Effective Time in accordance with Section 6.11 and, solely with respect to any Dissenting Shares, any payment of the fair value of such Dissenting Shares in accordance with the MGCL pursuant to Section 2.9, in each case to be issued or paid in accordance with this Agreement, without interest, as applicable.

(c)    Any shares of Common Stock owned by Parent or any direct or indirect wholly-owned Subsidiary of Parent (including Merger Sub) or the Company immediately prior to the Effective Time (the “Excluded Shares”) shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(d)    Each share of Merger Sub common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation, which shares at such time shall comprise the only outstanding shares of capital stock of the Surviving Corporation.

ARTICLE 2
PAYMENT OF MERGER CONSIDERATION

Section 2.1.    Paying Agent. Prior to the Effective Time, Parent shall designate, and enter into an agreement with, such bank or trust company reasonably acceptable to the Company to act as paying agent in the Merger (the “Paying Agent”), which agreement shall provide that, before the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent in trust for the benefit of the holders of Common Stock cash in an amount sufficient to effect payment of the Merger Consideration to which such holders are entitled pursuant to Section 1.8(a) and this Article 2.

Section 2.2.    Payment Procedures.

(a)    Promptly, but in no event later than one Business Day after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Common Stock that, immediately prior to the Effective Time, represented shares of Common Stock that were converted into the right to receive the Per Share Price pursuant to Section 1.8(a) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Per Share Price. Such letter of transmittal shall be in customary form and have such other provisions as Parent may reasonably specify (such letter to be reasonably acceptable to the Company prior to the Effective Time).

(b)    Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as Parent may appoint, together with such letter of transmittal, duly executed and completed, and such other documents as the Paying Agent or Parent may reasonably require, or delivery to the Paying Agent of an “agent’s message” in respect of Book-Entry Shares (or such other evidence, if any, of transfer as the Paying Agent may reasonably request), the holder shall be entitled to receive the Per Share Price, in exchange for each share of Common Stock so surrendered formerly represented by such holder’s properly surrendered Certificates and/or Book-Entry Shares, as applicable, and the Certificate and/or Book-Entry Shares so surrendered shall forthwith be canceled. No interest shall be paid or accrue on the Merger Consideration.

(c)    If the Per Share Price in respect of one or more shares of Common Stock is to be paid to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Shares are registered, then it shall be a condition to the payment of such Merger Consideration that (i) the Certificate or Book-Entry Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (ii) the Person requesting such payment shall have (A) paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate or Book-Entry Shares surrendered or (B) established to the reasonable satisfaction of Parent that any such Taxes either have been paid or are not payable.

Section 2.3.    Undistributed Merger Consideration. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.1 that remains undistributed on the date that is 12 months after the Effective Time shall be delivered to Parent or its designee, upon demand, and any of the Company’s stockholders who have not theretofore complied with this Article 2 shall thereafter look only to Parent for payment of the Per Share Price to which such holders are entitled pursuant to Section 1.8(a) and this Article 2, and, subject to Section 2.4, Parent shall thereafter use its commercially reasonable efforts to pay the Per Share Price in respect of such shares of Common Stock to such holders.

Section 2.4.    No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent or any of their respective representatives shall be liable to any Person in respect of any Merger Consideration duly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by the Company’s stockholders at the time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Laws, become the property of the Surviving Corporation, free and clear of any claims or interests of any such stockholders or their successors, assigns or personal representatives previously entitled thereto.

Section 2.5.    Investment of Merger Consideration. The Paying Agent shall invest the funds made available to the Paying Agent pursuant to Section 2.1 as directed by Parent on a daily basis; provided that no gain or loss thereon shall impact the amounts payable to the Company’s stockholders pursuant to Section 1.8(a) and this Article 2. Any interest and other income resulting from such investments shall be the property of, and shall be paid to, Parent.

Section 2.6.    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the Paying Agent or the transfer agent for the Common Stock, the posting by such Person of a bond in such reasonable amount as such Person may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Common Stock formerly represented thereby.

Section 2.7.    Withholding Rights. To the extent that the Paying Agent, the Surviving Corporation or Parent is required to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of any other Tax Law, the amounts so withheld and paid over to the appropriate taxing authority by the Paying Agent, the Surviving Corporation or Parent, as the case may be, shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be.

Section 2.8.    Stock Transfer Books. The stock transfer books of the Company shall be closed immediately upon the Effective Time, and there shall be no further registration of transfers of shares of Common Stock thereafter on the records of the Company. At or after the Effective Time, the Certificates or Book-Entry Shares presented to the Paying Agent, the Surviving Corporation or Parent shall, subject to compliance with the provisions of this Article 2 by the holder thereof, represent only the right to receive the Per Share Price with respect to the shares of Common Stock formerly represented thereby.

Section 2.9.    Dissenting Shares. No dissenters’ or appraisal rights or rights of objecting stockholders will be available to the holders of the Class A Common Stock with respect to the Merger and the other transactions contemplated by this Agreement, including any remedy under Section 3-201 et seq. of the MGCL. Notwithstanding anything to the contrary in this Agreement, but only to the extent required by the MGCL, shares of Class B Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder (a “Class B Holder”) who has properly exercised his, her or its appraisal rights in accordance with the MGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Price, but instead shall be entitled to payment of the fair value of such shares in accordance with the MGCL (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such Class B Holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of the MGCL), unless and until such Class B Holder shall have failed to perfect or shall have effectively withdrawn or lost his, her or its appraisal rights, if any, under the MGCL. If any Class B Holder of Dissenting Shares shall have failed to perfect or shall have effectively withdrawn or lost such appraisal rights, then such Class B Holder’s shares of Class B Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Price for each such share of Class B Common Stock, in accordance with Section 1.8(a) without any interest thereon. Any portion of the funds made available to the Paying Agent pursuant to Section 2.1 that is not distributed to the Class B Holders of shares of Class B Common Stock pursuant to the other provisions of this Article 2 because such Class B Holders properly exercised and perfected their appraisal rights with respect thereto in accordance with the MGCL may be paid to the Class B Holders of such Dissenting Shares upon written instructions from Parent to the Paying Agent. The Company shall provide Parent (a) notice of any written demands for appraisal of any shares of Class B Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the MGCL and received by the Company related thereto and (b) the opportunity to participate in all negotiations and proceedings with respect to the exercise of appraisal rights under the MGCL. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company SEC Reports filed with the SEC prior to the date of this Agreement where the relevance of such disclosure in the Company SEC Reports is reasonably apparent on the face of such disclosure (excluding any disclosures set forth in any such Company SEC Reports solely under the heading “Risk Factors” or with regard to the safe harbor for forward-looking statements) or in the disclosure schedule delivered by the Company to Parent prior to the execution and delivery of this Agreement (the “Company Disclosure Schedule”) (it being understood and agreed that disclosure of any item in the Company Disclosure Schedule shall be deemed disclosure with respect to any section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1.    Organization and Qualification. Each of the Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has full corporate or other power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is being conducted. The Company and each of its Subsidiaries is duly licensed or qualified to do business as a foreign corporation or other organization, and is in good standing, in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary. The Company has made available to Parent and Merger Sub correct and complete copies of the articles of incorporation, as amended, the bylaws of the Company and each of the organizational documents of its Subsidiaries, including any amendments thereto.

Section 3.2.    Authorization; Approval.

(a)    The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Requisite Stockholder Approval. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company or its stockholders are necessary to authorize this Agreement and to consummate the transactions contemplated hereby, other than the approval of this Agreement and the transactions contemplated hereby by the Requisite Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

(b)    The Company Board has, by resolutions duly adopted at a meeting duly called and held, which resolutions have not as of the date of this Agreement been subsequently rescinded, amended, modified or withdrawn in any way, (i) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein are fair to, and in the best interests of, the Company and its stockholders, (ii) declared advisable the Merger and the other transactions contemplated by this Agreement, (iii) authorized and approved this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, the submission of the Merger and the other transactions contemplated by this Agreement to the Company’s stockholders for approval, and, subject to receipt of the Requisite Stockholder Approval, the consummation of the Merger and the transactions contemplated by this Agreement, (iv) resolved to recommend that the Company’s stockholders approve the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement (this clause (iv), the “Recommendation”), (v) approved the Merger and the other transactions contemplated by this Agreement for purposes of Sections 3-602 and 3-603 of the MGCL, and (vi) approved as an amendment to the bylaws of the Company the elimination of the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL with respect to the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement.

Section 3.3.    No Violation.

(a)    The execution and delivery of this Agreement by the Company do not, and the consummation of the transactions contemplated hereby by the Company will not, result in any violation of, conflict with, or constitute a default (with or without notice or lapse of time, or both) under, or result by its terms in the termination, amendment, cancellation or acceleration of any obligation, in the loss of a material benefit or in increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a material payment to any other Person under, or result in the creation of a Lien (other than Permitted Liens) on any material assets of the Company or any of its Subsidiaries pursuant to, (i) any provision of the articles of incorporation, bylaws or similar organizational document of the Company or any of its Subsidiaries, or (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 3.3(b), (A) any Contract to which the Company or any of its Subsidiaries is a party, (B) any judgement, order, writ, injunction or decree or similar requirement of any Governmental Entity, arbitrator or mediator and any settlement agreement or compliance agreement entered into in connection with any Action (each, an “Order”), or (C) any constitution, treaty, statute, law, principle of common law, ordinance, rule, code, resolution, edict, judgment, decree, regulation or other requirement enacted, adopted, issued or promulgated by any Governmental Entity (each, a “Law”) applicable to the Company or any of its Subsidiaries.

(b)    No consent, approval, Order or authorization of, or registration, declaration or filing with, any supranational, national, state, provincial, municipal, local or foreign government or any instrumentality, subdivision, court, administrative or regulatory agency or commission or other authority thereof (each, a “Governmental Entity”) or any other Person is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby by the Company, except for those required under or in relation to (i) the Exchange Act, (ii) the MGCL with respect to the filing of the Articles of Merger, and (iii) any filings required to be made with any Governmental Entity related to the Company Permits. The consents, approvals, Orders, authorizations, registrations, declarations and filings required under or in relation to any of clauses (i) through (iii) above are hereinafter referred to as the “Necessary Consents.”

Section 3.4.    Capitalization. The authorized capital stock of the Company consists entirely of (a) 10,000,000 shares of Common Stock, par value $0.10 per share, which consist of shares of Class A Common Stock and shares of Class B Common Stock, and (b) 2,000,000 shares of preferred stock, par value $10.00 per share (“Preferred Stock”). As of the close of business on May 26, 2021 (the “Capitalization Date”), 5,160,971 shares of Common Stock were issued and outstanding consisting of 3,746,454 shares of Class A Common Stock and 1,414,517 shares of Class B Common Stock, and no shares of Preferred Stock were outstanding. All issued and outstanding shares of Common Stock are duly authorized, validly issued and outstanding, fully paid and nonassessable, not subject to preemptive rights and free of any Liens created by the Company. As of the Capitalization Date, there were no authorized or outstanding stock options, restricted stock or other equity incentive awards, warrants, convertible securities or other rights, Contracts to issue or sell any shares of capital stock or equity or any securities or obligations convertible into or exchangeable for, or giving any Person any right to acquire from the Company, its Subsidiaries or any of their respective stockholders or other equityholders, any shares of capital stock or equity of or in the Company or any of its Subsidiaries, and no such securities or obligations are outstanding. The Company and the Subsidiaries do not have any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights.

Section 3.5.    Subsidiaries. Section 3.5 of the Company Disclosure Schedules sets forth a list of each Subsidiary and for each Subsidiary, such Subsidiary’s state or jurisdiction of formation, the number of authorized, issued and outstanding capital stock or other equity interests of such Subsidiary and the record ownership of such Subsidiary’s outstanding capital stock or equity interests. Section 3.5 of the Company Disclosure Schedules also sets forth any trade name(s) and foreign qualifications (if any) of each Subsidiary. The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock and other equity interests of each of its Subsidiaries, free and clear of all Liens, except Permitted Liens that will be released or discharged as of the Effective Time. All capital stock or other equity interests of each Subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable. No Person has any Contract or other right to subscribe for or acquire from the Company or any stockholder or other equityholder of any of its Subsidiaries, any shares of capital stock or equity or other interests of or in any of its Subsidiaries.

Section 3.6.    Filings with the SEC; Financial Statements; No Undisclosed Liabilities; Sarbanes-Oxley Act.

(a)    The Company has filed or furnished, as the case may be, all registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since December 31, 2018 (collectively, including all exhibits thereto, the “Company SEC Reports”). None of the Company SEC Reports, as of their respective dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All of the Company SEC Reports, as of their respective dates (or as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Exchange Act. No Subsidiary of the Company is required to file or furnish any registration statement, prospectus, report, schedule, form, statement or other document with or to the SEC.

(b)    Each of the financial statements of the Company included in the Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited interim financial statements, for normal, recurring and immaterial year-end audit adjustments to the extent permitted by Form 10-Q under the Exchange Act) applied on a consistent basis during the periods and the dates involved (except as may be indicated in the notes thereto) and fairly present the consolidated financial position and consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries as of the respective dates or for the respective periods set forth therein, subject to, in the case of the unaudited interim financial statements, the absence of notes (other than with respect to the unaudited interim financial statements included in the Company’s quarterly reports on Form 10-Q) and normal, recurring and immaterial year-end audit adjustments. Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries.

(c)    There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto, (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date (it being understood that in no event shall any tortious conduct, litigation, infringement, violation of applicable Law or breach of Contract be in the ordinary course of business), and (iii) other liabilities or obligations that have not had and would not reasonably be expected to be material and adverse to the Company. There are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the Securities Act (“Regulation S-K”) that have not been so described in the Company SEC Documents. The Company has received the final written confirmation from the PPP Lender and the U.S. Small Business Administration that the PPP Loan has been officially forgiven in its entirety in accordance with applicable Law and pursuant to the PPP Loan.

Section 3.7.    Absence of Certain Changes. Except as contemplated by this Agreement or disclosed in Section 3.7 to the Company Disclosure Schedule, from the Company Balance Sheet Date until the date of this Agreement, there has not been (a) any event, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company, (b) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company, (c) any redemption or other acquisition by the Company of any Common Stock, (d) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any employee, manager, officer or executive of the Company with an annual salary in excess of $50,000 or wages in excess of $1,000 per week, (e) any grant by the Company or any of its Subsidiaries of any material increase in severance or termination pay to any employee, manager, officer or executive of the Company with an annual salary in excess of $50,000 or wages in excess of $1,000 per week, except as required under employment, severance or termination agreements in effect as of the date of the most recent financial statements included in the Company SEC Reports or other than in the ordinary course of business, (f) any change in accounting methods, principles or practices by the Company or any of its Subsidiaries, except as required by GAAP, the rules or policies of the Public Company Accounting Oversight Board or applicable Laws, (g) any material change in the business of the Company or its operations, except such changes as required to comply with any applicable Law, (h) any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any corporation, partnership or other business organization or division, (i) any entry by the Company or any of its Subsidiaries into any contract or commitment for any capital expenditure in excess of $100,000, (j) any material damage, destruction or casualty loss (whether or not covered by insurance) or condemnation taking or other similar proceeding with respect to any real or personal property (other than ordinary course wear and tear) of the Company or any of its Subsidiaries, (k) any material property or assets of the Company or any of its Subsidiaries permitted or allowed to become subject to any material Lien, other than Permitted Liens, (l) any payments made for political contributions or any bribes, kickback payments or other illegal payments made, (m) any agreement (whether oral or in writing) to do any of the foregoing actions set forth in clauses (a) through (k) of this Section 3.7.

Section 3.8.    Litigation. There is no claim, action, suit, arbitration, proceeding, litigation, investigation, examination, audit or inquiry, wither civil, criminal, administrative, at Law or in equity (each, an “Action”), pending or, to the knowledge of the Company, threatened involving the Company or any of its Subsidiaries before or by any Governmental Entity or arbitrator.

Section 3.9.    Laws and Orders. The Company and its Subsidiaries are in compliance in all material respects with all Laws and Orders to which they are subject. Since December 31, 2018, none of the Company nor any of its Subsidiaries has received written notice of any violation or alleged violation of any Laws or Orders except for violations or alleged violations that, individually or in the aggregate, have not been and would not reasonably be expected to be material to the Company or any of its Subsidiaries. All reports, registrations and returns required to be filed by the Company and its Subsidiaries with any Governmental Entity have been filed and were accurate and complete in all material respects when filed.

Section 3.10.    Licenses and Permits. Except as set forth in Section 3.10 of the Company’s Disclosure Schedules, each of the Company and its Subsidiaries has all licenses, permits, franchises, approvals, authorizations, registrations, certifications, accreditations and consents of all Governmental Entities (including with respect to any liquor licenses and concessions) (collectively, the “Company Permits”) that are necessary or required for the lawful conduct of its business as conducted by it except for failures to have any Company Permits that, individually or in the aggregate, would not reasonably be expected to be material to the Company or any of its Subsidiaries. Section 3.10 of the Company Disclosure Schedules sets forth a list of each of the Company Permits. Neither the Company nor any of its Subsidiaries is violating in any material respect any Company Permits. Since December 31, 2018, none of the Company or any of its Subsidiaries has received any notice of any Action pending or, to the knowledge of the Company, threatened by any Governmental Entity to revoke, withdraw, modify, restrict or suspend any Company Permit, and no material event has occurred which, with or without the giving of notice, the passage of time, or both, has resulted in, or could reasonably be expected to result in, a revocation, withdrawal, modification, restriction or suspension of any Company Permit.

Section 3.11.    Real Property.

(a)    The Company Disclosure Schedule sets forth a true and complete list of all Owned Real Property and all Leased Real Property. The Owned Real Property and the Leased Real Property constitute the only Real Property currently owned or leased or otherwise occupied by the Company and/or any of its Subsidiaries.

(b)    Neither the Company nor any of its Subsidiaries hold, or are parties to, or obligated under, any agreement, option, right of first refusal or other contractual right (other than as contained in the Ground Lease) to purchase, acquire, sell, lease, sublease, assign, or dispose of any Company Property or any other Real Property that would become Company Property or any portion thereof or any interest therein.

(c)    The Company and/or its Subsidiaries has an enforceable leasehold estate in the Leased Real Property, free and clear of all Liens other than Liens which do not materially adversely affect the use and operation of such Property. The Company has delivered to Parent a true, complete and correct copy of the Ground Lease and of any estoppel letters in the Company’s possession sent to or received from the Ground Lessor. With respect to the Ground Lease:

(i)    The Ground Lease is legal, valid, binding enforceable and in full force and effect;

(ii)    The various components of rent paid by the Company under the Ground Lease currently are as set forth on Section 3.11(c)(i) of the Company Disclosure Schedule; and

(iii)    neither the tenant nor, to the knowledge of the Company, the landlord under the Ground Lease is in default thereunder.

(d)    Section 3.11(d) to the Company Disclosure Schedule sets forth an accurate and complete list of all leases, subleases, licenses, concessions, easements, rights of access, and other agreements (written or oral) (the “Third Party Access Agreements”), pursuant to which any third party has the benefit of or has been given rights in, or is granted a license, concession, or other right to use or occupy, any land, buildings, improvements, fixtures or other interest in the Company Property. The Company has delivered to Parent a true, complete and correct copy of each of the Third-Party Access Agreements. With respect to each of the Third Party Access Agreements: (i) such Third Party Access Agreement is legal, valid, binding, enforceable and in full force and effect, and (ii) neither the Company nor any Subsidiary nor, to the knowledge of the Company, any other party to the Third Party Access Agreement is in default under such Third Party Access Agreement.

(e)    There are no Liens affecting any Owned Property other than as set forth in the Company Title Reports and the related surveys and no Liens have a material adverse effect on the use or operation of any individual Company Property.

(f)    No condemnation, eminent domain or similar proceeding has occurred during the past five (5) years or is pending with respect to any Company Property and neither the Company nor any of its Subsidiaries has received written notice that any condemnation or rezoning proceedings are threatened with respect to any of the Company Properties.

(g)    The Improvements comprising the Company Property are in good and serviceable working order sufficient for their normal operation in the manner currently being operated. There are, to the Company’s Knowledge, no facts or conditions affecting the Improvements which would materially interfere with the use or occupancy of the Improvements or with the continued operation of the business as currently conducted.

(h)    No application or proceeding is pending with respect to a reduction of the Taxes on any parcels of Company Property. To the Company’s knowledge, there are no tax abatements or exemptions affecting any Company Property. Neither the Company nor any of its Subsidiaries have received written notice of any assessments or special assessments for public improvements or otherwise affecting any Company Property that have not been paid in full. To the Company’s knowledge, there are no pending or threatened special assessments affecting any Company Property.

Section 3.12.    Personal Property. (a) The Company and/or its Subsidiaries are in possession of and have good and valid title to, or valid leasehold interests in or valid rights under Contract to use, the machinery, equipment, furniture, fixtures and other tangible personal property and assets owned, leased or used by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), except where such failure to have title, leasehold interests or rights to use, individually or in the aggregate, would not reasonably be expected to be material to the Company or any of its Subsidiaries, (b) the Company and/or its Subsidiaries have maintained all such personal property in all material respects in accordance with the Company’s past practices, and, subject to ordinary wear and tear, are in adequate operating condition and repair, (c) all such personal property is structurally sound, in adequate operating condition and repair, and adequate for the uses to which they are being put, in each case subject to ordinary wear and tear, (d) all assets and properties of the Company and its Subsidiaries, including any personal property, real property or tangible or intangible assets, are sufficient to carry on the business of the Company and its Subsidiaries immediately after the Effective Time in all material respects as presently carried on by the Company and its Subsidiaries, consistent with the past practice of the Company and such Subsidiaries with respect to their respective businesses.

Section 3.13.    Tax Matters.

(a)    All Tax Returns required to be filed by, or on behalf of, the Company and each of its Subsidiaries have been timely filed when due (taking into account any applicable extensions of time) and were correct and complete when filed.

(b)    The Company and each of its Subsidiaries have timely paid or caused to be paid all Taxes (whether or not shown on any Tax Returns) which are due and payable, and, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books. Since the Company Balance Sheet Date, the Company and each Subsidiary of the Company have not incurred any liability for Taxes, other than Taxes incurred in the ordinary course of business consistent with the past practice of the Company and its Subsidiaries.

(c)    No jurisdiction in which the Company or any of its Subsidiaries does not file Tax Returns has asserted in writing that the Company or any of its Subsidiaries is or may be liable for a Tax in that jurisdiction.

(d)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than (i) Liens for Taxes not yet due or (ii) Taxes being contested in good faith, and, in each case, for which adequate accruals or reserves have been established on the Company Balance Sheet.

(e)    There are no Tax audits or other Tax proceedings which could result in a Tax deficiency pending with respect to the Company or any of its Subsidiaries, except for which there are adequate accruals or reserves established on the Company Balance Sheet. Neither the Company nor any of its Subsidiaries have received a written notice of Tax audit or other Tax proceedings which could result in a Tax deficiency, except for which there are adequate accruals or reserves established on the Company Balance Sheet.

(f)    During the three (3)-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(g)    Neither the Company nor any of its Subsidiaries (i) is a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries), Tax allocation agreement, or Tax indemnification agreement, pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time (excluding any Contract entered into in the ordinary course of business for a principal purpose not relating to Taxes), (ii)  has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (iii) has held any direct or indirect interest in any trust, partnership, limited liability company, or other “business entity” or arrangement treated as a partnership for U.S. federal income Tax purposes.

(h)    Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” as defined in section 6707A of the Code and Treasury Regulation Section 1.6011-4(b).

(i)    The Company and each of its Subsidiaries (i) have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party and (ii) have complied in all material respects regarding the applicable reporting requirements relating to such withheld Taxes.

(j)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(k)    Neither the Company nor any of its Subsidiaries is a party to any contract or employee benefit plan that has resulted or would reasonably be expected to result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of section 280G of the Code (or any corresponding provisions of state, local or foreign Tax Law) or (ii) any compensation paid or payable for services rendered prior to Closing that will not be fully tax deductible for federal or state income Tax purposes (including under section 162(m) of the Code).

(l)    Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable period specified in section 897(c)(1)(A)(ii) of the Code.

(m)    Neither the Company nor any of its Subsidiaries has liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Tax Laws), as a transferee or successor, by Contract (excluding any Contract entered into in the ordinary course of business not for a principal purpose relating to Taxes), or otherwise by operation of Law.

(n)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustments under section 481 or 263A of the Code or any similar provisions of state, local or foreign Law resulting from a change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period or portion thereof ending on or prior to the Closing Date, (iii) “closing agreement” as described in section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign income Tax Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; or (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(o)    The Company and each of its Subsidiaries have been classified as subchapter C corporations within the meaning of the Code for federal and applicable state and local income tax purposes since their respective formation dates.

(p)    No Subsidiary of the Company was formed in a jurisdiction other than the United States.

(q)    Neither the Company nor any of its Subsidiaries has, or has had, a permanent establishment (within the meaning of an applicable tax treaty) in any non-U.S. jurisdiction.

(r)    No power of attorney is in effect by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes.

(s)    No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any of its Subsidiaries.

(t)    Except as set forth on Section 3.13(t) of the Company Disclosure Schedules, neither the Company nor any of its Subsidiaries has (i) deferred the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act, (ii) otherwise deferred any Taxes (including the employee portion of any payroll Taxes) or changed any material Tax practice or filed an amended Tax Return under, or in response to, any legislation or executive order enacted or issued in response to COVID-19, (iii) claimed any Tax credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act, or (iv) sought a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

Section 3.14.    Environmental Matters.

(a)    Except as set forth in Section 3.14 of the Company Disclosure Schedules, the Company and its Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Environmental Laws and have obtained, have been and are in compliance in all material respects with all Environmental Permits. To the knowledge of the Company, there are no facts or circumstances that would be reasonably expected to result in non-compliance with, or liabilities arising under, Environmental Laws.

(b)    The Company and its Subsidiaries have not received any written notice, citation, summons, directive, Order, claim, information request, or other communication from any Governmental Entity or other Person alleging that the Company or its Subsidiaries is not in compliance with or has potential liability pursuant to any Environmental Law, and there is no Action pending or, to the knowledge of the Company, threatened that asserts any actual or potential liability against the Company or its Subsidiaries pursuant to any Environmental Law.

(c)    The Company and its Subsidiaries are not subject to any Order or settlement agreement with any Governmental Entity or any settlement with any other Person, or any Action with respect to or arising under Environmental Laws or related to Hazardous Substances that, in each case, is threatened, remains pending or is the source of ongoing obligations or costs.

(d)    Except as set forth in Section 3.14 of the Company Disclosure Schedules, there has been no release of Hazardous Substances at any of the real property or any formerly owned, used or operated property, nor any disposal of Hazardous Substances that would reasonably be expected to cause a material liability, and to the Company’s knowledge, there exists no (i) underground or above ground storage tanks, (ii) materials or equipment containing friable asbestos or polychlorinated biphenyls, (iii) groundwater monitoring wells, drinking water wells or production water wells or (iv) landfills, surface impoundments or disposal areas at any of the real property.

(e)    The Company and its Subsidiaries have not assumed by Contract or operation of Law any obligations or liabilities relating to Hazardous Substances or otherwise arising under or relating to applicable Environmental Laws that would reasonably be expected to cause a material liability.

(f)    The Company and its Subsidiaries are in material compliance and have since January 1, 2016 been in material compliance with all applicable laws, regulations, rules and requirements administered by the Occupational Safety & Health Administration of the U.S. Department of Labor (“OSHA”), including, but not limited to, the maintenance of OSHA 300 logs and compliance with OSHA regulations regarding lockout/tagout procedures, machine guarding, and fall hazards.

(g)    All environmental reports, studies, audits, records, sampling data, site assessments and other similar documents that are in the possession of the Company or its Subsidiaries and relate to the business or assets of the Company or its Subsidiaries or the real property have been made available to Parent.

Section 3.15.    Intellectual Property.

(a)    Section 3.15(a) of the Company Disclosure Schedule sets forth a true and correct list of all (i) registered (including applications) Intellectual Property owned, in whole or in part, by the Company or its Subsidiaries (“Owned Company Intellectual Property”). Intellectual Property licensed by the Company or its Subsidiaries is referred to herein as “Licensed Company Intellectual Property,” and together with the Owned Company Intellectual Property, “Company Intellectual Property”. Section 3.15(a) of the Company Disclosure Schedule sets forth a true and correct list of Licensed Company Intellectual Property for which the Company paid in excess of $10,000 during the twelve (12) month period from March 1, 2020 through February 28, 2021.

(b)    The Company and its Subsidiaries (i) collectively are the sole and exclusive owner of all right, title and interest in the Owned Company Intellectual Property with the authority to transfer the same, free and clear of all Liens and free and clear of any requirements of past, present or future royalties or other license fees; or (ii) possess licenses or other valid rights under Contracts or otherwise to use the Licensed Company Intellectual Property, free and clear of all Liens. The Company Intellectual Property is valid, subsisting, and enforceable, and all currently due maintenance fees, renewal fees, or similar fees for any registrations related to Company Intellectual Property have been paid and all currently due and necessary documents and certificates with any such registration(s) owned by the Company have been filed with the relevant patent, copyright, trademark, or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such registration(s). There are no actions that must be taken by the Company within sixty (60) days of the Closing, including the payments of any registration, issue, examination, maintenance, or renewal fees or annuities of the filing of any documents, applications, or certificates for the purposes of maintaining, perfecting, preserving or renewing any registration(s) or application(s) related to the Company Intellectual Property. Except as described in the Company Disclosure Schedule, the Company and its Subsidiaries have not granted to any Person any licenses or other rights to any Company Intellectual Property.

(c)    No Action against the Company or any of its Subsidiaries is pending, and neither the Company nor any of its Subsidiaries has received any written notice from any third Person since December 31, 2018 that (i) alleges that the use of any Company Intellectual Property infringes, dilutes, violates, or misappropriates, or has infringed, diluted, violated, or misappropriated (collectively “Infringes”), the Intellectual Property of any other Person; (ii) challenges the validity, enforceability or effectiveness of any Company Intellectual Property; or (iii) alleges that the Company or any of its Subsidiaries Infringes the Intellectual Property of any other Person in the course of conducting any aspect of the Company’s business as currently conducted, including in connection with the use, offer, sale, or provision of any products or services by the Company or any of its Subsidiaries. No Action brought by the Company or any of its Subsidiaries is currently pending or has been threatened by the Company or any of its Subsidiaries, in each case against any other Person alleging that such other Person Infringes any Company Intellectual Property. There are no Contracts, nor any judgments, orders, or decrees of any Governmental Entity, to which the Company is a party or by which the Company is bound which involve indemnification by the Company with respect to infringement, misappropriation, dilution, or violation of Intellectual Property.

Section 3.16.    Privacy.

(a)    The Company and its Subsidiaries are, and at all times have been, in material compliance with (A) all federal, state, local and foreign laws, rules and regulations pertaining to (i) data security, cyber security, and e-commerce, and in each case, the rules implemented thereunder, (ii) the collection, storage, use, access, disclosure, processing, security, and transfer (collectively “Processing”) of Personal Data, and (iii) marketing, including use of Personal Data for telemarketing, text messaging, and email marketing((i), (ii) and (iii) together “Privacy Laws”); (B) all Contracts (or portions thereof) to which the Company is a party that are applicable to Processing of Personal Data (collectively, “Privacy Agreements”). The Company and its Subsidiaries are, and at all times have been, in compliance with the PCI Security Standards Council’s Payment Card Industry Data Security Standard and all other applicable rules and requirements by the PCI Security Standards Council, by any member thereof, or by any entity that functions as a card brand, card association, payment processor, acquiring bank, merchant bank or issuing bank.

(b)    The Company and its Subsidiaries do not collect data online directly from persons under the age of 13 and does not target online products or services to persons under the age of 13.

(c)    Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement, will violate any of the Privacy Agreements or any applicable Privacy Laws.

(d)    There is no pending, nor has there ever been any, complaint, audit, proceeding, investigation, or claim against the Company initiated by (a) any person or entity; (b) the United States Federal Trade Commission, any state attorney general or similar state official; (c) any other governmental entity, foreign or domestic; or any regulatory or self-regulatory entity – alleging that any Processing of the Company: (A) is in violation of any applicable Privacy Laws, (B) is in violation of any Privacy Agreements, or (C) otherwise constitutes an unfair, deceptive, or misleading trade practice.

(e)    Since January 1, 2011, there has been no unauthorized access, use, or disclosure of Personal Data in the possession or control of the Company, any of its Subsidiaries and any of their respective contractors with regard to any Personal Data obtained from or on behalf of the Company or any of its Subsidiaries. Nor has there been any unauthorized intrusions or breaches of security into any systems of the Company or any of its Subsidiaries.

(f)    The Company and its Subsidiaries have not (i) received direct written communication from any website owner or operator that the Company’s or its Subsidiaries’ access to such website is unauthorized; (ii) entered into a written agreement with any website owner or operator prohibiting scraping activity; (iii) accessed any website’s information through illicitly circumventing a password requirement or similar technological barrier; or (iv) scraped any data from a website that has a clickwrap agreement prohibiting such activity.

Section 3.17.    Employee Benefits. Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 3.17 shall be the sole and exclusive representations and warranties of the Company with respect to ERISA and Employee Benefit Plans.

(a)    The Company Disclosure Schedule sets forth a correct and complete list, as of the date of this Agreement, of all “employee benefit plans,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and all other employee benefit or compensation Contracts, arrangements and perquisite programs, including any bonus, deferred compensation, equity-based arrangement, and any employment, termination, retention, change in control or severance agreement, plan, program, policy, arrangement or Contract for the benefit of any current or former officer, employee, director, or independent contractor, that are maintained by the Company or any of its ERISA Affiliates or to which the Company or any of its ERISA Affiliates is obligated to contribute for current or former directors or employees (or dependents or beneficiaries thereof) of the Company or any of its ERISA Affiliates (collectively, the “Employee Benefit Plans”); provided, however, that the Company Disclosure Schedule does not include Employee Benefit Plans that the Company or any of its Subsidiaries is legally required to maintain pursuant to the Law of any jurisdiction.

(b)    With respect to each Employee Benefit Plan, the Company has provided the Parent with true, complete and correct copies of (to the extent applicable): (i) all documents pursuant to which the Employee Benefit Plan is maintained, funded and administered (including the plan and trust documents, any amendments thereto, the summary plan descriptions, and any insurance contracts or service provider agreements); (ii) the three (3) most recent annual reports (Form 5500 series) (with applicable attachments); (iii) the most recent determination, opinion, or advisory letter received from the IRS; and (vii) all ESOP contribution and allocation schedules, valuations and valuation opinions.

(c)    All Employee Benefit Plans and their related trusts (if any) have been established and administered in accordance with their terms and in compliance with applicable Laws, including ERISA and the Code, in all material respects. With respect to each Employee Benefit Plan, all required payments, premiums, contributions, distributions, or reimbursements for all periods ending prior to or as of the Closing Date have been made within the time prescribed by such Employee Benefit Plan or applicable Law and have been properly accrued.

(d)    Neither the Company, nor any of its ERISA Affiliates have ever contributed or been obligated to contribute to (i) a multiemployer plan, as defined in Section 4001(a)(3) of ERISA, (ii) a multiple employer plan, as defined in ERISA or Section 413(c) of the Code, (iii) a multiple employer welfare arrangement, as defined in Section 3(40) of ERISA, (iv) a plan subject to Title IV of ERISA, (v) a self-funded health or welfare benefit plan, (vi) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code), or (vii) any arrangement that provides medical, life insurance or other welfare benefits to any current or future retired or terminated employee (or any dependent thereof) other than as required pursuant to COBRA.

(e)    Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has either received an updated determination letter from the IRS confirming that such Employee Benefit Plan is so qualified or the Employee Benefit Plan is a prototype or volume submitter plan that may rely on an opinion or advisory letter received from the IRS. Nothing has occurred and no circumstance exists that could adversely affect the qualified status of such Employee Benefit Plan or result in a requirement to voluntarily correct any qualification defects to maintain the qualified status of the plan. No qualified Employee Benefit Plan, other than the ESOP, owns or holds Common Stock.

(f)    There are no pending or, to the knowledge of the Company, threatened Actions with respect to any Employee Benefit Plan (other than routine claims for benefits). The Employee Benefit Plans are not presently under audit or examination (nor has notice been received of a potential audit or examination) by the IRS, the Department of Labor, or any other Governmental Entity, domestic or foreign, and no matters are pending with respect to an Employee Benefit Plan under the IRS’s Employee Plans Compliance Resolution System, or other similar programs. To the knowledge of the Company, there has been no prohibited transaction with respect to any Employee Benefit Plan which could subject any Employee Benefit Plan, the Company or any officer, director or employee of any of the foregoing to a material penalty or Tax under Section 502(i) of ERISA or Section 4975 of the Code.

(g)    The Company and each ERISA Affiliate have complied with the employer shared responsibility regulations promulgated under Code § 4980H for each calendar year for which the Company and its ERISA Affiliates are an “applicable large employer” as that term is defined in Code § 4980H and the regulations thereunder.  To the knowledge of the Company, no penalties under Code § 4980H and the regulations thereunder are assessable on the Company or any ERISA Affiliate for the last three (3) calendar years with respect to any employee.  Further, for the last three (3) calendar years for which such forms have become due, the Company and each ERISA Affiliate have timely filed their Forms 1094-C and Forms 1095-C with respect to their employer group medical coverage, if required by Law.

(h)    Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has at all times been administered, operated and maintained according to the requirements of Section 409A of the Code. The Company has no obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 409A of the Code.

(i)    Except as set forth in the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor transactions contemplated hereby (either alone or in conjunction with any other event) will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any current or former director, officer, employee or independent contractor of the Company from the Company or under any Employee Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Employee Benefit Plan, or (iii) result in any acceleration of the time of payment, vesting or funding of any payment or benefit. No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company in connection with the transactions contemplated hereby (either alone or in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. The Company has no obligation to make a “gross-up” or similar payment in respect of any Taxes that may become payable under Section 4999 of the Code.

(j)    With respect to the ESOP:

(i)    The Company has the authority to take all actions and provide such direction as contemplated by this Agreement.

(ii)    The ESOP is now and has been at all times since its inception a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7). The trust maintained to fund the ESOP (the “ESOP Trust”) is a trust duly formed in accordance with applicable state law and is, and at all times has been, a trust described in Code Section 501(a). All shares of Common Stock owned by the ESOP are and have at all times constituted “employer securities” as that term is defined in Section 409(l) of the Code and “qualifying employer securities” as defined in Section 407(d)(5) of ERISA. The ESOP trustee has been duly and properly appointed and granted full authority to act as trustee of the ESOP and exercise trust powers thereunder.

(iii)    No purchase of shares of Common Stock by the ESOP has adversely affected the Tax qualification of the ESOP or failed to satisfy all of the requirements for the prohibited transaction exemption provided by Section 408(e) of ERISA. Each loan to the ESOP which has been made by or guaranteed by the Company or any other disqualified person in connection with any purchase of such shares by the ESOP (an “ESOP Loan”) satisfied each of the requirements of the prohibited transaction exemption provided in Section 408(b)(3) of ERISA, Section 4975(d)(3) and Treasury Regulation Section 54.4975-7(b), and, in particular, all shares of Common Stock purchased by the ESOP were purchased for no more than “adequate consideration” within the meaning Section 3(18) of ERISA.

(iv)    No event of default has occurred or presently exists under any documents related to an ESOP Loan, including but not limited to the ESOP Loan agreement, promissory note, stock purchase agreement and pledge agreement (referred to collectively as the “ESOP Loan Documents”). The ESOP has the right under the ESOP Loan Documents to prepay at any time the principal amount of its promissory note without penalty and subject only to payment of accrued interest through the date of prepayment. Except for the indebtedness under the ESOP Loan Documents, there is no existing indebtedness of the ESOP or Company relating to the ESOP.

Section 3.18.    Labor Relations.

(a)    Section 3.18(a) to the Company Disclosure Schedules contains a true and complete listing, as of the most recent practicable date prior to the date hereof, of (i) all employees of the Company and its Subsidiaries, employee identification details (including their employer as of the date hereof and job title), their compensation (including annual base salary or wage rate, commissions and annual bonus target), work location, date of hire, and employment status (part-time or full-time), and any employment Contract to which any such employee is a party, and (ii) the name, hire date, description of services, work location, and consulting fees for all current consultants and independent contractors, and such schedule shall be updated (with respect to both clauses (i) and (ii)) by the Company upon Parent’s request following the date hereof and prior to the Closing Date to reflect new hires and departures after the date hereof consistent with this Agreement. None of the Company or its Subsidiaries is delinquent in payments (i) to any of its respective employees for any wages, salaries, commissions, bonuses, vacation time, sick leave, incentive payments or other direct compensation for any services performed by them to date or amounts required to be reimbursed to such employees; or (ii) of fees for services to any independent contractor or consultant. Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, the employment of all employees is “at will” and may be terminated by the Company or its Subsidiaries, as applicable, at any time, for any reason or no reason, in accordance with applicable Law. The Company and its Subsidiaries have properly classified each of its employees and independent contractors as “employees” or “independent contractors” and as “exempt” or “non-exempt” for all purposes and have properly reported all compensation paid to such persons for all purposes. Neither the Company nor any of its Subsidiaries has any liability by reason of an individual who performs or performed services for the Company or any of its Subsidiaries in any capacity being improperly excluded from participating in an Employee Benefit Plan.

(b)    There are (i) no collective bargaining or other labor union Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (ii) no employees of the Company or any of its Subsidiaries who are represented by any union with respect to such employee’s employment by the Company or any of its Subsidiaries; (iii) no labor union or other collective bargaining unit or other labor organization (as defined in the National Labor Relations Act) that represents or, to the knowledge of the Company, claims or seeks to represent any of the Company’s employees; (iv) no union organizing or decertification activities that are underway or, to the knowledge of the Company, threatened on behalf of, or against any, labor union or other collective bargaining unit with respect to any employees of the Company and, in each of clause (i)-(iv), no such events have occurred in the past five (5) years. Since January 1, 2018, none of the Company or any of its Subsidiaries has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or any of its Subsidiaries. Since January 1, 2018, none of the Company or any of its Subsidiaries has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or any of its Subsidiaries.

(c)    Since January 1, 2018, (i) no allegations of sexual harassment or other sexual misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) have been made against any management level employee of the Company through the Company’s anonymous employee hotline or any formal human resources communication channels at the Company, and (ii) there are no Actions pending, or to the knowledge of the Company, threatened related to any allegations of sexual harassment or other sexual misconduct or workplace discrimination or harassment (including based on race, ethnicity or gender) by any employee of the Company or any of its Subsidiaries. Since January 1, 2018, neither the Company nor any of its Subsidiaries has entered into any settlement agreements related to any such matter.

(d)    The Company and its Subsidiaries have complied in all material respects with all applicable Laws and its own policies relating to labor and employment matters, including with respect to any provision relating to wages (including minimum wage and overtime pay), hours of work, benefits, collective bargaining, withholdings and deductions, classification and payment of employees, independent contractors and consultants, employment equity, non-discrimination, non-harassment and non-retaliation in employment, disability rights, family and medical leave, occupational health and safety, worker’s compensation, plant closings and mass layoffs, and immigration, and has at all times properly completed all reporting and verification requirements pursuant to the Immigration Reform and Control Act of 1986 for each of its employees and has retained the Form I-9 for the periods required under such law. There has been no Action pending or, to the Company’s knowledge, threatened against the Company (x) concerning employment-related matters or (y) brought by or on behalf of any current or former applicant, employee or independent contractor of the Company. The Company has not received a notice or charge asserting any violation or liability, under the federal Occupational Safety and Health Act of 1970 or any other regulation or otherwise affecting employee health and safety. There are no workers’ compensation claims pending against the Company, nor are there facts that would give rise to such a claim or claims not covered by workers’ compensation insurance.

(e)    Since January 1, 2018, there has been no “mass layoff” or “plant closing” (as defined by the Worker Adjustment and Retraining Notification Act of 1988 or applicable state Law (the “WARN Act”)) with respect to the Company and its Subsidiaries. The Company has provided to Parent an accurate list of all employees of the Company who have suffered an “employment loss” (as defined in the WARN Act) within the ninety (90) day period prior to the Closing Date.

(f)    The Company and each of its Subsidiaries have made commercially reasonable efforts to comply with all applicable state, local and agency orders and public health directives, concerning employee health and safety and business reopening issued as a result of the COVID-19 pandemic.

Section 3.19.    Certain Contracts.

(a)    Except as set forth on Section 3.19(a) to the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any Contract that:

(i)    is required to be filed with the SEC pursuant to Item 601 of Regulation S-K under the Exchange Act and has not been so filed (other than this Agreement);

(ii)    creates a partnership or joint venture or similar arrangement with respect to a significant portion of the business of the Company and its Subsidiaries taken as a whole;

(iii)    by its terms, materially restricts the conduct by the Company or any of its Subsidiaries of any line of business that is material to the Company and its Subsidiaries individually or taken as a whole;

(iv)    the Company reasonably anticipates will involve payments by or to the Company and its Subsidiaries in the current fiscal year in excess of $100,000 individually or $200,000 in the aggregate;

(v)    is a material lease, sublease, license, sublicense or other use or occupancy agreement, including as lessee, sublessee, lessor, sublessor, licensee, sublessee, grantor or grantee, or with respect to personal property or real property;

(vi)    restricts or purports to restrict the right of the Company or any of its Subsidiaries or Affiliates to compete with any other Person or to engage in any business activity or line of business, other than in the ordinary course of business;

(vii)    (A) grants to the counter-party any rights of first refusal or first offer, most favored customer pricing, or any material Contract providing for the grant of exclusive sales, distribution, marketing, franchising consignment or other exclusive rights, rights of first negotiation or similar rights and/or terms to any Person; or (B) requires the Company or any of its Subsidiaries to purchase all or substantially all of a particular service, product or material from a supplier or containing a minimum purchase or supply commitment;

(viii)    relates to Intellectual Property, excluding (A) commercially available, off-the-shelf, non-exclusive software licenses to the Company or any of its Subsidiaries which involve payments in the current fiscal year of less than $100,000 and (B) non-exclusive licenses granted by the Company or any of its Subsidiaries to customers in the ordinary course of business;

(ix)    evidences or secures Indebtedness of the Company or any of its Subsidiaries;

(x)    relates to any interest rate, currency, commodity derivatives, swap or hedging transaction;

(xi)    relates to the acquisition or disposition (whether directly or indirectly, in a single transaction or a series of related transactions) of, or merger with, any business or Person or division thereof, in each case, (i) within the last three (3) years or (ii) that contains any surviving payment or indemnification obligations with respect to the Company or any of its Subsidiaries or Affiliates;

(xii)    involves a partnership, strategic alliance, joint venture or the sharing of revenues, profits, losses, costs or liabilities and any shareholder or limited liability company agreements;

(xiii)    is with any Governmental Entity (other than Company Permits);

(xiv)    contains continuing obligations of the Company or any of its Subsidiaries relating to any resolution or settlement of any actual or threatened Action (including any Action to which a Governmental Entity is a party);

(xv)    requires any capital lease, capital commitment or capital expenditures (including any series of related expenditures);

(xvi)    involves the employment of, or receipt of any services from, any employee or consultant on a full-time or part-time basis, Contracts for employment that are not “at-will,” and Contracts providing for severance, termination, retention, change in control or similar payment to any employee;

(xvii)    pursuant to which, the Company or any of its Subsidiaries has an outstanding advance or loan to any other Person (including a Subsidiary of the Company, exclusive of intercompany payables or receivables arising in the ordinary course of business and for which there is no underlying written Contract), excluding advances of business expenses to employees or directors in the ordinary course of business;

(xviii)    is with an Affiliate of the Company or any Subsidiary or other Related Person;

(xix)    would be violated or breached as a result of consummation of the Transactions without a consent, approval, authorization or filing of notice to or from the party thereunder;

(xx)    (i) involves a consideration, fee or price paid by the Company or its Subsidiaries in excess of $50,000 per location or $200,000 in the aggregate, including supply agreements or service agreements for the purchase by the Company or any Subsidiary of materials, supplies, products, inventory or other services, (ii) prohibits the Company or its Subsidiaries from purchasing or retaining similar materials, supplies, products, inventory or services from others, or (iii) provides for a requirement to purchase a minimum volume of materials, supplies, products, inventory or services by the Company or the Subsidiaries;

(xxi)    prohibits or restricts the Company or any Subsidiary from freely engaging in business anywhere in the world;

(xxii)    creates any guaranty or undertaking by the Company or any Subsidiary to be liable for the debts of others;

(xxiii)    relates to the ownership of or investments in any Person (including investments in joint ventures and minority equity investments);

(xxiv)    pursuant to which, a third party provides marketing, advertising, sponsorship, or promotion services for the Company or any Subsidiary;

(xxv)    concerns music, performance, or video distribution, broadcast or use including relationships with Broadcast Music, Inc., the American Society of Composers, Authors, and Publishers, SESAC and other performance rights organizations;

(xxvi)    contains a so‑called “most favored nation” provision or any substantively similar provision requiring the Company or any Subsidiary to offer to the other party to such agreement modified terms or concessions at least as favorable to those offered to one (1) or more third parties;

(xxvii)    is material to the Company or any of its Subsidiaries individually or in the aggregate; or

(xxviii)    the termination of which, would individually result in a Material Adverse Effect on the Company.

(b)    (i) Set forth on Section 3.19(b) of the Company Disclosure Schedule is a true, complete and correct table setting forth the following: (A) the redacted name of each bowling league customer that has entered into a Contract with the Company or any Subsidiary to purchase any goods or services at any Company Property (provided the full unredacted name of such bowling league customer shall be provided to Parent at Closing) for any time after the Closing Date (“Bowling League Contract”), (B) the name of the Company Property which is subject of such Bowling League Contract, (C) the commencement date and end date of the league play under the Bowling League Contract, and (D) the lineage per bowler paid under such Bowling League Contract. Each Bowling League Contract is executed in the form delivered to Buyer on Annex Section 3.19(b)-1 to the Company Disclosure Schedule without material modifications therein.

(ii)    Set forth on Section 3.19(b) of the Disclosure Schedule is a true, complete and correct table setting forth the following: (A) the name of each bowling tournament that has entered into an agreement with Company or any Subsidiary to purchase any goods or services at any Company Property for any time after the Closing Date (“Bowling Tournament Contract”), (B) the name of the Company Property which is subject of such Bowling Tournament Contract, (C) the commencement date and end date of the tournament play under the Bowling Tournament Contract, and (D) the lineage per bowler paid under such Bowling Tournament Contract. Each Bowling Tournament Contract is executed in the form delivered to Parent on Annex Section 3.19(b)-2 to the Company Disclosure Schedule without material modifications therein.

(iii)    The Company has not entered into a private event Contract with any customer to purchase goods or services in excess of $2,000 at any Company Property for any time after the Closing Date.

(c)    Each Material Contract is valid, binding and in full force and effect with respect to the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, the other parties thereto. Each Material Contract is enforceable against the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, the other parties thereto, in accordance with its terms, except to the extent enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors’ rights and by the availability of injunctive relief, specific performance and other equitable remedies. Neither the Company nor any of its Subsidiaries has received any written notification that it is in material breach or default in the performance of any of their respective obligations under any Material Contract and, to the knowledge of the Company, no other party to any Material Contract is in breach or default thereunder. None of the Company or any of its Subsidiaries has received notice from any counterparty exercising or, to the knowledge of the Company, threatening to exercise any rights of offset under or in respect of any Material Contract.  None of the Company or any of its Subsidiaries has received notice of any such counterparty either planning to terminate any of its Contracts with the Company or any of its Subsidiaries or requesting an audit as relates to any of its Contracts with the Company or any of its Subsidiaries.  No event exists which, with the giving of notice or lapse of time or both, would constitute a breach, default or event of default on the part of the Company or any of its Subsidiaries under any Material Contract or, to the knowledge of the Company, any other party thereto. Except in the ordinary course of business, there is no pending or, to the knowledge of the Company, threatened Action of or regarding the Company’s or any Subsidiary’s compliance with any Material Contract by any other party to such Material Contract. The Company has made available to Parent a true, correct and complete copy of each written Material Contract; provided that Material Contracts that are solely statements of work, purchase orders or invoices for the purchase or sale of products or services entered into in the ordinary course of business shall not be required to have been made available to Parent solely to the extent they do not deviate in any substantive respect from the standard forms for such counterparty made available to Parent prior to the date hereof.

Section 3.20.    Insurance. The Company Disclosure Schedule sets forth a true, correct and complete list of all insurance policies held by, maintained for the benefit of or applicable to the Company and each of its Subsidiaries, including fire and casualty, property, general liability, workers’ compensation coverage, bond and surety arrangements, product liability, business interruption, directors and officers and other forms of insurance, as to which the date of this Agreement is within the current policy period. With respect to each such insurance policy: (a) the policy is legal, valid, binding, enforceable, and in full force and effect, (b) the consummation of the transactions contemplated hereby will not result in the termination or otherwise change the terms of the policy, (c) all premiums that are due and payable with respect thereto have been paid in full, (d) none of the Company nor any of its Subsidiaries has received any written notice of cancellation or non‑renewal of such policy nor has the termination of such policy been threatened in writing, (e) none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any other party to the policy, is in material breach or default (including with respect to the giving of notices) under such policy, and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a material breach or default, and (f) no party to the policy has repudiated any provision thereof.

Section 3.21.    Proxy Statement. The proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the stockholders of the Company in connection with the solicitation of proxies for use at the Company Stockholder Meeting (collectively, as amended or supplemented, and together with any other proxy materials relating to the Merger or the transactions contemplated by this Agreement and all other agreements and documents contemplated hereby, the “Proxy Statement”) will, when filed with the SEC, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement will not, at the time the Proxy Statement is filed with the SEC, at the time the Proxy Statement is first sent to the stockholders of the Company, at the time of the Company Stockholder Meeting, and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that, notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 3.22.    Transactions with Related Persons. Except as set forth in Section 3.22. to the Company Disclosure Schedules (such Person set forth in Section 3.22 to the Company Disclosure Schedules, a “Related Person”), (a) neither the Company, any of its Subsidiaries or any of their respective Affiliates nor any director or officer of any of the foregoing owns five percent (5%) or more of any shares of Common Stock or any other securities of the Company or any of its Subsidiaries, or has an equity interest of five percent (5%) or more in, any Person which has any business relationship (as lessor, supplier, customer, consultant or otherwise) with the Company or any of its Subsidiaries; (b) no Affiliate of the Company or any of its Subsidiaries, and no director or officer, or management employee of the Company, any of its Subsidiaries or any of their respective Affiliates (i) other than with respect to ownership of shares of Common Stock, owns, or has any interest in, any right, property or asset of the Company or any of its Subsidiaries; (ii) has any other business relationship (as lessor, supplier, customer, consultant or otherwise) with the Company or any of its Subsidiaries; or (iii) has any claim or cause of action against the Company or any of its Subsidiaries.

Section 3.23.    Opinion of Financial Advisor. The Company Board has received an opinion of Duff & Phelps, LLC (the “Financial Advisor”) to the effect that, as of the date of this Agreement and subject to the various limitations, qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of Common Stock, other than Parent, Merger Sub or any of their respective Affiliates, pursuant to this Agreement is fair, from a financial point of view, to such holders of the Common Stock. A written copy of such opinion will be provided to Parent promptly following receipt by the Company solely for informational purposes.

Section 3.24.    Discount Coupons and Tokens.

(a)    Section 3.24(a) of the Company Disclosure Schedules sets forth a true, complete and correct listing of all outstanding Discount Coupons.

(b)    The Company outsources its game arcade with a third party vendor.

Section 3.25.    No Brokers or Finders. With the exception of the engagement of Duff & Phelps Securities, LLC by the Company, a true and complete copy of whose engagement agreement has been provided to Parent prior to the date of this Agreement and whose fees will be paid in full by the Company at or prior to the Closing, neither the Company nor any of its Subsidiaries or Affiliates has employed or entered into any Contract with any Person who is entitled to a broker’s commission, finder’s fee, investment banker’s fee, expense reimbursement or similar fee or payment from Parent, the Company or any of its Subsidiaries for arranging the transactions contemplated by this Agreement, for introducing the parties hereto to each other or as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 4.1.    Organization and Qualification. Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of the jurisdiction of its incorporation or organization and has full corporate or other power and authority to own, operate and lease the properties owned or used by it and to carry on its business as and where such is being conducted as of the date of this Agreement. Each of Parent and Merger Sub is duly licensed or qualified to do business as a foreign corporation, and is in good standing (to the extent such concept is legally recognized), in each jurisdiction wherein the character of the properties owned or leased by it, or the nature of its business, makes such licensing or qualification necessary. The copies of the certificate of incorporation and by-laws of each of Parent and Merger Sub, including all amendments thereto, made available by Parent to the Company are correct and complete copies of such instruments as presently in effect.

Section 4.2.    Authorization. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, and except for the approval of Parent as the sole stockholder of Merger Sub (which approval Parent shall effect on the date hereof immediately following execution of this Agreement), no other corporate proceedings on the part of Parent, Merger Sub or their respective stockholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. No vote of the holders of any of Parent’s capital stock is necessary in connection with the consummation of the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and legally binding obligation of Parent and Merger Sub enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles.

Section 4.3.    No Violation.

(a)    The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby by Parent and Merger Sub will not, result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or result by its terms in the termination, amendment, cancellation or acceleration of any obligation, in the loss of a material benefit or in increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or create any obligation to make a payment to any other Person under, or result in the creation of a Lien on any assets of Parent or any of its Subsidiaries pursuant to, (i) any provision of the certificate of incorporation, by-laws or similar organizational document of Parent or any of its Subsidiaries or (ii) subject to obtaining or making the consents, approvals, Orders, authorizations, registrations, declarations and filings referred to in Section 4.3(b), any Contract to which Parent or any of its Subsidiaries is a party or any Order or Law applicable to Parent or any of its Subsidiaries.

(b)    No consent, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, except for the Necessary Consents.

Section 4.4.    Litigation. As of the date of this Agreement, there is no claim, action, suit, arbitration, proceeding, or, to the knowledge of Parent, formal investigation or inquiry pending or, to the knowledge of Parent, threatened (in writing) against Parent or any of its Subsidiaries before or by any Governmental Entity or arbitrator that, if decided adversely to Parent or Merger Sub, would prevent or materially delay or impede the consummation of the transactions contemplated hereby.

Section 4.5.    Capitalization of Merger Sub. As of the date of this Agreement, the authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature, other than those incident to its formation and pursuant to this Agreement and the transactions contemplated hereby.

Section 4.6.    Financing; Available Funds.

(a)    Parent has, and at the Closing will have, sufficient cash and cash equivalents to pay the entire Merger Consideration and the other payment obligations of Parent and Merger Sub hereunder, and to enable Parent and Merger Sub to perform all of their respective payment obligations hereunder and effect the Closing on the terms contemplated by this Agreement.

(b)    Parent’s and Merger Sub’s obligations hereunder are not subject to any conditions regarding Parent’s, Merger Sub’s or any other Person’s ability to obtain financing for the transactions contemplated herein.

Section 4.7.    No Brokers or Finders. Neither Parent nor any of its Subsidiaries has any liability or obligation to pay any fees or commissions to any financial advisor, broker or finder with respect to the transactions contemplated hereby.

ARTICLE 5
COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1.    Covenants of the Company. During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, except as contemplated or permitted by this Agreement, as set forth in Section 5.1(b) of the Company Disclosure Schedule or as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed), the Company agrees as follows:

(a)    The Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice, (ii) operate its current business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use commercially reasonable efforts to preserve its relationships with customers, suppliers and others having business dealings with it, and (iii) use commercially reasonable efforts to preserve its workforce intact as such workforce exists as of the date of this Agreement; provided, however, that nothing in this Section 5.1(a) shall prevent the Company or any of its Subsidiaries from terminating the employment of an employee or hiring an individual to provide services with respect to the Company’s or its applicable Subsidiary’s business whose role is Assistant Manager or lower.

(b)    Without limiting the generality of Section 5.1(a):

(i)    The Company shall not, and shall not permit any of its Subsidiaries to, make any change or amendment to its articles of incorporation, bylaws or similar organizational documents.

(ii)    Except as contemplated by Section 6.11, the Company shall not authorize, declare, set aside, pay or make any dividend or other distribution (whether in cash, stock or other property) with respect to the Common Stock or other securities of the Company; provided, however, that any wholly-owned Subsidiary of the Company may declare, set aside, pay and make any dividend or distribution with respect to its capital stock.

(iii)    The Company shall not purchase or redeem any shares of Common Stock or adjust, split, combine or reclassify any Common Stock.

(iv)    The Company shall not, and shall not permit any of its Subsidiaries to, (A) amend any provision of any Employee Benefit Plan, (B) adopt or enter into any arrangement that would be an Employee Benefit Plan, or (C) increase the compensation or benefits of any employee, except, in each case, (I) as required under the terms of any Employee Benefit Plan existing as of the date of this Agreement, (II) as required by applicable Laws, or (III) for increases in salary or wages in the ordinary course of business consistent with past practice of not more than 3.5%, individually or in the aggregate, in any calendar year for employees or contractors earning salary, wages or other compensation totaling less than $50,000 per year.

(v)    The Company shall not, and shall not permit any of its Subsidiaries to, (A) grant, issue or sell any shares of capital stock or any other securities of the Company or any such Subsidiary of the Company or (B) issue any securities convertible into or exchangeable for, or options, warrants or other rights to purchase from the Company relating to, or enter into any Contract with respect to the issuance of, any shares of capital stock or any other securities of the Company or any such Subsidiary of the Company.

(vi)    The Company shall not, and shall not permit any of its Subsidiaries to, (A) incur any Indebtedness, or (B) renew or extend or borrow any funds under the CARES Act or any similar program of a Governmental Entity.

(vii)    The Company shall not, and shall not permit any of its Subsidiaries to, make any capital expenditure or enter into any Contract therefor in excess of $100,000 that would be payable after the Closing;

(viii)    The Company shall not acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) acquisitions of supplies and materials in the ordinary course of business consistent with past practice, and (B) other acquisitions not described in clause (A) with a purchase price (including any assumed indebtedness) that does not exceed $100,000 in the aggregate, provided that no Real Property shall be acquired.

(ix)    The Company shall not sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, properties, interests or businesses, other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) pursuant to Contracts in effect on the date of this Agreement, or (C) dispositions of obsolete or worthless assets or properties in the ordinary course of business consistent with past practices.

(x)    The Company shall not initiate or consent to any zoning reclassification of any Company Property or any other change to any approved site plan, special use permit, planned development approval or other land use entitlement affecting any Company Property.

(xi)    The Company shall not, and shall not permit any of its Subsidiaries to, enter into, materially modify or terminate, or waive any material right or remedy under, any Contract that is or would constitute a Material Contract.

(xii)    Except as set forth on Section 3.7(f) of the Company Disclosure Schedules, the Company shall not, and shall not permit any of its Subsidiaries to, (i) make or change (or apply to make or change) any Tax election, (ii) change an annual Tax accounting period, (iii) adopt or change any Tax accounting method (unless required by applicable Law), (iv) enter into any closing agreement, settlement or compromise with respect to any Tax liability, (v) amend any Tax Return, (vi) surrender any right to claim a refund, offset or other reduction in Tax liability, (vii) consent to any extension of the statute of limitations applicable to any Tax claim or assessment, (viii) initiate any proceeding under any voluntary disclosure or similar program with any taxing authority with respect to any Tax, or (ix) fail to preserve any Tax claim.

(xiii)    The Company shall not, and shall not permit any of its Subsidiaries to, (A) make any change in the accounting policies applied in the preparation of its consolidated or condensed consolidated financial statements, unless such change is required by GAAP after the date of this Agreement or as required by applicable Laws, (B) make a change in practices or procedures with respect to collection of accounts receivable, prepayment of expenses, or payment of trades payable, or (C) fail to prepare Tax Returns on a basis consistent with past practices, except as required by applicable Laws.

(xiv)    The Company shall not, and shall not permit any of its Subsidiaries to, take any action with respect to the determination of assessed value and real property Taxes of any Company Real Property, including with respect to any tax certiorari proceeding.

(xv)    The Company shall not, and shall not permit any of its Subsidiaries to, enter into any Contract with any Related Person.

(xvi)    The Company shall not, and shall not permit any of its Subsidiaries to, take, or omit to take, any action described in Section 3.7 or that would otherwise cause the representations and warranties contained in Section 3.7 not to be true and correct if made as of the Closing Date.

(xvii)    The Company shall not, and shall not permit any of its Subsidiaries to, authorize or enter into any Contract to do any of the foregoing.

Notwithstanding the foregoing, the provision of clause (vi) of this Section 5.1(b) shall not apply to any transaction between or among the Company and any of its wholly owned Subsidiaries or between or among any wholly owned Subsidiaries of the Company.

Section 5.2.    Covenants of the Parties. During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, each of the Company, Parent and Merger Sub shall not, directly or indirectly, except as required by applicable Law, take, or omit to take, any action that would reasonably be expected to result in any of their respective conditions to the Merger set forth in Section 7.1, Section 7.2 or Section 7.3, as applicable, not being satisfied.

ARTICLE 6
ADDITIONAL AGREEMENTS

Section 6.1.    Proxy Statement.

(a)    As promptly as practicable after the date of this Agreement (and in any event, within twenty (20) Business Days hereof), the Company shall prepare and shall cause to be filed with the SEC the Proxy Statement in preliminary form calling a special meeting of the stockholders of the Company (such meeting, the “Company Stockholder Meeting”), seeking the approval of the stockholders of the Company of the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement, in accordance with and as required by the Company’s articles of incorporation and bylaws (each as amended to date), the MGCL and any applicable laws and regulations of the Exchange Act and the rules and regulations of the NYSE American. The Proxy Statement shall include the Recommendation and, if required under the Exchange Act or the regulations thereunder, a copy of Section 3-202 of the MGCL. In addition, the Proxy Statement shall include the fairness opinion of the Company’s financial advisor referenced in Section 3.23 and the information (if any) required to be provided to holders of Common Stock by the MGCL. Parent shall reasonably cooperate with the Company in the preparation of the Proxy Statement and shall promptly provide to the Company any information regarding Parent or its Subsidiaries that is required to be included in the Proxy Statement under the applicable laws and regulations of the Exchange Act. In connection with the Proxy Statement, the Company will also file with the SEC any other documents and other information about the Merger and the other transactions contemplated by this Agreement in accordance with applicable proxy solicitation rules set forth in the applicable laws and regulations of the Exchange Act and the rules and regulations of the NYSE American (such Proxy Statement and the documents included or referred to therein, together with any supplements, amendments and/or exhibits thereto, the “Proxy Documents”). The Company shall ensure that the Proxy Documents comply as to form in all respects and substance in all material respects with the applicable provisions of the Exchange Act.

(b)    No amendment or supplement to the Proxy Documents will be made by the Company without the approval of Parent, which approval shall not be unreasonably withheld, conditioned or delayed; provided that, solely with respect to documents filed by the Company which are incorporated by reference in the Proxy Statement, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations; and provided further, that if the Board shall have made a Change in Recommendation in accordance with Section 6.5 of this Agreement, the Company may amend or supplement the Information or Proxy Statement (including by incorporation by reference) to effect such a Change in Recommendation, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations. If, at any time prior to the Company Stockholder Meeting, Parent or the Company discovers any information relating to any party, or any of their respective Affiliates (or solely with respect to Parent, any of its Subsidiaries), officers or directors, that should be set forth in an amendment or supplement to the Proxy Statement, so that none of those documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements in any such document, in light of the circumstances under which they were made, not misleading, the party that discovers that information shall promptly notify the other party and the Company shall file or cause to be filed with the SEC an appropriate amendment or supplement describing that information and, to the extent required by law or regulation, disseminated to the stockholders of the Company.

(c)    The Company shall mail the Proxy Statement to the holders of Common Stock of record, as of the record date to be established by the Company Board as provided in Section 6.2. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Documents and shall provide Parent with copies of all correspondence between it and its Representatives, on the one hand, and the SEC or its staff, on the other hand. Each of the Company and Parent shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Documents. If requested by Parent or its Representatives, the Company and its Representatives will permit Parent and/or its Representatives to participate in any meetings, calls or other communications with the SEC regarding the Proxy Documents.

(d)    Prior to filing with the SEC or mailing the Proxy Statement or any other Proxy Documents to the holders of the Common Stock, the Company will consult and coordinate in good faith with Parent, and make available to Parent preliminary drafts of the Proxy Statement and any communications with the SEC related to the Proxy Statement, provide Parent a reasonable opportunity to review and comment on the Proxy Documents, and the parties hereto will cooperate in good faith to respond to any SEC communications and make any revisions to and finalize the Proxy Statement and any other applicable Proxy Documents. The Company will advise Parent promptly after receipt of notice thereof, of (i) the time when the Proxy Statement has been filed, (ii) in the event the preliminary Proxy Statement is not reviewed by the SEC, the expiration of the waiting period in Rule 14a-6(a) under the Exchange Act, (iii) in the event the preliminary Proxy Statement is reviewed by the SEC, receipt of oral or written notification of the completion of the review by the SEC, (iv) the filing of any supplement or amendment to the Proxy Statement, (v) any request by the SEC for amendment of the Proxy Statement, (vi) any comments from the SEC relating to the Proxy Statement and responses thereto, and (vii) requests by the SEC for additional information. The Company shall respond to any SEC comments on the Proxy Statement promptly and shall use its commercially reasonable efforts to have the Proxy Statement cleared by the SEC under the Exchange Act as soon after filing as reasonably practicable; provided, that prior to responding to any comments or material requests from the SEC, the Company will make available to Parent drafts of any such response and provide Parent with a reasonable opportunity to comment on such drafts (including the proposed final version of such document or response).

(e)    The Company shall make all filings required to be made by the Company with respect to the transactions contemplated hereby under the Securities Act, the Exchange Act, and any rules and regulations thereunder.

(f)    The Company shall make available to the ESOP sufficient quantities of the Proxy Documents as the ESOP Trustee or its Representatives may request from time to time, and shall cooperate with the ESOP Trustee or its Representatives with (i) preparing and, if required under the Exchange Act, causing to be filed with the SEC any additional communications requested or required by the ESOP Trustee or its Representatives in connection with the Merger and the transactions contemplated thereby, including for the purpose of obtaining the vote instructions of the participants in the ESOP, and (ii) any other requests made by the ESOP Trustee or its Representatives in connection with the Merger and the transactions contemplated thereby.

Section 6.2.    Company Stockholder Meeting.

(a)    The Company, acting through the Company Board, shall, in accordance with applicable Law and the bylaws of the Company, establish a record date for, call, give notice of, convene and hold the Company Stockholder Meeting, for the purpose of obtaining the Requisite Stockholder Approval of the Merger in accordance with the MGCL. Once the Company has established the record date for the Company Stockholder Meeting, the Company shall not change such record date without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall consult with Parent regarding the date of the Company Stockholder Meeting, shall cooperate with Parent to initially schedule the Company Stockholder Meeting to be held no earlier than twenty (20) days and no later than sixty (60) days after the mailing of the definitive Proxy Statement to the stockholders of the Company, and shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent other than in accordance with Section 6.5(d); provided that nothing herein shall prevent the Company from postponing or adjourning the Company Stockholder Meeting for so long as the Company is required to postpone or adjourn the Company Stockholder Meeting by an Order from the SEC or its staff.

(b)    Without the prior written consent of Parent, a proposal for the approval of the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement, shall be the only matters which the Company shall propose to be acted on at the Company Stockholder Meeting.

(c)    Unless this Agreement has been terminated in accordance with Section 8.1, the Company shall solicit from the stockholders of the Company proxies in favor of the approval of the Merger and the other transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth in this Agreement and the postponement or adjournment of the Company Stockholder Meeting to a later date or dates, if necessary, and, unless the Company Board shall have effected a Change in Recommendation pursuant to Section 6.5(c), use its reasonable best efforts to secure the Requisite Stockholder Approval for the adoption of this Agreement at the Company Stockholder Meeting.

Section 6.3.    Access to Information and Properties. From the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, upon reasonable notice and subject to applicable Law, the Company shall, and shall cause each of its Subsidiaries to, (a) afford to Parent and its authorized Representatives, reasonable access, during normal business hours, to all Company Property, the Company’s and its Subsidiaries’ books, Contracts and records, and (b) instruct its directors, officers, employees, agents and Representatives reasonably to cooperate with the investigation of Parent and its Representatives. Parent shall, and shall cause its authorized Representatives to, use their reasonable best efforts to minimize any disruption to the businesses of the Company and its Subsidiaries that may result from the requests for data and information pursuant to this Section 6.3. Any such requests pursuant to this Section 6.3 shall be made through Cheryl Dragoo, Chief Executive and Financial Officer of the Company, or such other Person as Cheryl Dragoo shall designate in writing to Parent. The Company and its Subsidiaries shall not be required pursuant to this Section 6.3 to provide access to its offices, properties, books, Contracts, records or personnel if such access would unreasonably disrupt its operations, or provide access to, or disclose, information where such access or disclosure would, in the reasonable opinion of counsel of the Company, result in the loss of the attorney-client privilege of the Company or any of its Subsidiaries or contravene any Applicable Law; provided that the Company shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts to make appropriate substitute disclosure arrangements. All information furnished by the Company to Parent or its Representatives pursuant to this Section 6.3 shall be subject to the provisions of the confidentiality agreement, dated as of November 11, 2019, between the Company and AMF Bowling Centers, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent (the “Confidentiality Agreement”), which shall remain in full force and effect through the Effective Time.

Section 6.4.    Reasonable Best Efforts.

(a)    Subject to the terms and conditions of this Agreement, each of the Company and Parent shall use its reasonable best efforts, to promptly (i) take, or cause to be taken, all actions, assist and cooperate with the other in doing, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to ensure that the conditions set forth in Article 7 are satisfied and to consummate the transactions contemplated hereby as soon as reasonably practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and (ii) obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any other Person, including any Governmental Entity, that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated hereby and the expiration or termination of any waiting period that suspends consummation of the transactions contemplated hereby.

(b)    To the extent permitted by applicable Law, each of the Company and Parent shall promptly inform the other of any material communication between the Company or Parent (as applicable) and any Governmental Entity regarding the transactions contemplated by this Agreement (and if in writing, furnish the other party with a copy of such communication). Without limiting the generality or effect of Section 6.4(a), to the extent permitted by applicable Law and except as may be prohibited by any Governmental Entity, the Company and Parent shall (i) permit the other to review and discuss in advance, and consider in good faith the view of the other in connection with, any proposed written or oral communication with any Governmental Entity relating to the transaction contemplated by this Agreement; (ii) not participate in any substantive meeting or conference or have any substantive communication with any Governmental Entity unless it has given the other party a reasonable opportunity to consult with it in advance and, to the extent permitted by such Governmental Entity, gives the other the opportunity to attend and participate therein; (iii) furnish the other party’s outside legal counsel with copies of all filings and communications between it and any such Governmental Entity with respect to this Agreement and the transactions contemplated hereby; provided that such material (A) may be redacted as necessary (1) to comply with contractual arrangements, (2) to address legal privilege concerns, or (3) to remove references concerning the valuation of the parties or (B) be designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials; and (iv) furnish the other party’s outside legal counsel with such necessary information and reasonable assistance as the other party’s outside legal counsel may reasonably request in connection with its preparation of necessary submissions to any such Governmental Entity.

(c)    Notwithstanding the foregoing, nothing in this Section 6.4 or otherwise in this Agreement shall require Parent: (i) to take any action that would prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent of any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Parent or any of its Subsidiaries (including the Company), or compel Parent to divest, dispose of, hold separate or license any portion of the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Parent or any of its Subsidiaries (including the Company); or (ii) to propose or agree to or effect any divestiture or hold separate any business or assets if, in each case, the taking of such measures is likely to have, in Parent’s sole discretion, a Material Adverse Effect, either individually or in the aggregate, upon the business, assets, Intellectual Property Rights, categories of assets, relationships, contractual rights, obligations or arrangements of Parent or any of its Subsidiaries (including the Company). Nothing in this Agreement, including this Section 6.4, shall obligate Parent or any of its Affiliates to commence, contest, or defend any action, suit, charge, complaint, litigation, arbitration, grievance, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, investigation, examination or other similar proceeding relating to the transactions contemplated by this Agreement.

Section 6.5.    Acquisition Proposals.

(a)    From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as permitted by this Section 6.5, (i) the Company and its Subsidiaries shall, and shall cause its and its Subsidiaries’ respective directors, officers, employees, and Representatives to immediately cease any discussions or negotiations with any Person that may be ongoing with respect to an Acquisition Proposal, and to terminate any and all access to the business, properties, assets, books or records of the Company or any of its Subsidiaries directly or indirectly afforded to any such Person, and (ii) the Company shall not, and the Company shall cause its Subsidiaries and the Representatives not to, directly or indirectly, (A) take any action to facilitate or encourage (including by way of furnishing or disclosing information), solicit or initiate any inquiries, expressions of interest, requests for information, discussions, proposals or offers or submissions that constitute, or would reasonably be expected to lead to, any Acquisition Proposal, (B) continue, enter into, or otherwise participate in discussions or negotiations with, furnish or disclose any information to, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Person (other than Parent or any of its Subsidiaries) in connection with any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, memorandum of understanding, agreement in principle or merger, acquisition or similar agreement (other than a confidentiality agreement referred to in Section 6.5(b)) contemplating or otherwise relating to any Acquisition Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (each, a “Company Acquisition Agreement”), (D) take any action to make any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar anti-takeover laws and regulations of the State of Maryland, inapplicable to any Person (other than Parent and Merger Sub) or any Acquisition Proposal, (E) terminate, waive, amend, release or modify any provision of, grant permission under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement to which the Company or any Subsidiary is a party, or (F) resolve, propose or agree to do any of the foregoing. Any breach or willful breach of the restrictions on the Company set forth in this Section 6.5(a) by any Subsidiary of the Company or any of its or their respective Representatives shall be deemed to be a breach or willful breach (as applicable) of this Section 6.5(a) by the Company.

(b)    Notwithstanding anything to the contrary in this Section 6.5, at any time following the date of this Agreement and prior to the time when the Requisite Stockholder Approval is obtained (the “Stockholder Approval Date”) (and in no event after the Stockholder Approval Date), (i) the Company and the Representatives may participate in discussions or negotiations with, or furnish or disclose nonpublic information to, any Person in response to an unsolicited, bona fide written Acquisition Proposal that is submitted to the Company by such Person after the date of this Agreement and prior to the Stockholder Approval Date if (A) the Company Board determines in good faith, after consultation with a financial advisor of nationally recognized reputation and its legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal that was not solicited by the Company and did not otherwise result from a breach of this Section 6.5, (B) prior to participating in discussions or negotiations with, or furnishing or disclosing any nonpublic information to, such Person, the Company receives from such Person an executed confidentiality agreement containing terms (including “standstill” or similar terms) no less restrictive upon such Person than the terms applicable to Parent under the Confidentiality Agreement, nor any less favorable to the Company than the terms under the Confidentiality Agreement, and (C) promptly after furnishing or disclosing any nonpublic information to such Person, the Company furnishes or discloses such information to Parent (to the extent such information has not been previously delivered or made available by the Company to Parent), and (ii) following receipt of a Superior Proposal after the date of this Agreement and prior to the Stockholder Approval Date (and in no event on or after the Stockholder Approval Date), the Company may (A) make a Change in Recommendation and/or (B) terminate this Agreement in accordance with Section 8.1(c)(ii) in order to cause the Company to enter into an Company Acquisition Agreement with respect to a Superior Proposal (a “Company Superior Proposal Termination”), but in each case referred to in the foregoing clauses (i) through (ii) only if (x) the Company Board determines in good faith by majority vote, after consultation with the Company’s outside legal counsel and a financial advisor of nationally recognized reputation, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Laws and (y) the Company has complied with the applicable provisions of Section 6.5(b), Section 6.5(c) and Section 6.5(d).

(c)    Except as permitted by this Section 6.5, neither the Company Board nor any committee thereof shall (i) withhold, withdraw, modify or qualify, or fail to make, or propose publicly to withhold, withdraw, modify or qualify, or fail to make the Recommendation in any manner adverse to Parent (it being understood that, unless the Company Board makes a Change in Recommendation or effects a Company Superior Proposal Termination in accordance with this Section 6.5, any failure to publicly and without qualification reaffirm the Recommendation or recommend against any Acquisition Proposal, in each case, within ten (10) Business Days after an Acquisition Proposal is made public or any request by Parent to do so will be treated as a withdrawal of the Recommendation that is adverse to Parent for purposes hereof) or (ii) approve, authorize or recommend or otherwise declare advisable, or propose publicly to approve, authorize or recommend or otherwise declare advisable, any Acquisition Proposal or Company Acquisition Agreement (each of (i) and (ii), a “Change in Recommendation”). Notwithstanding anything to the contrary in this Section 6.5, at any time prior to the Stockholder Approval Date (and in no event after the Stockholder Approval Date), the Company Board may make a Change in Recommendation involving or relating to the occurrence of an Intervening Event if (A) the Company promptly notifies Parent in writing of its intention to take such action (which notice shall set forth in reasonable detail a description of the Intervening Event and the rationale for the Change in Recommendation), (B) the Company negotiates in good faith with Parent (to the extent Parent wishes to so negotiate) for five (5) Business Days following such notice regarding revisions to the terms of this Agreement proposed by Parent, and (C) the Company Board determines in good faith, after consultation with its outside legal counsel, that failing to make a Change in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Laws.

(d)    Without limiting or affecting Section 6.5(a), Section 6.5(b), or Section 6.5(c), the Company Board shall not make a Change in Recommendation and/or effect a Company Superior Proposal Termination involving or relating to a Superior Proposal unless (i) the Company promptly notifies Parent, in writing at least four (4) Business Days before taking such action, that the Company intends to take such action, which notice attaches the most current version of any proposed agreement or a reasonably detailed summary of all material terms and conditions of such Superior Proposal and the identity of the Person or Persons making such Superior Proposal, (ii) if requested by Parent, during such four (4) Business Day period, the Company and its Representatives have discussed and negotiated in good faith with Parent regarding any proposal by Parent to amend the terms of this Agreement in response to such Superior Proposal and (iii) after such four (4) Business Day period, the Company Board, after discussions with the Company’s outside legal counsel and financial advisor of nationally recognized reputation, determines in good faith by majority vote, taking into account any proposal by Parent to amend the terms of this Agreement, that such Acquisition Proposal continues to constitute a Superior Proposal (it being understood and agreed that in the event of any amendment to the financial terms or other material terms of any such Superior Proposal, a new written notification from the Company consistent with that described in clause (i) of this Section 6.5(d) shall be required and a new notice period under clause (i) of this Section 6.5(d) shall commence, during which notice period the Company shall be required to comply with the requirements of this Section 6.5(d) anew, except that such new notice period shall be for two (2) Business Days (as opposed to four (4) Business Days)). After delivery of such written notice pursuant to the immediately preceding sentence until the termination of this Agreement in accordance with its terms, the Company shall promptly keep Parent informed of all material developments affecting the material terms of any Acquisition Proposal (and the Company shall provide Parent with copies of any additional written materials received that relate to such Acquisition Proposal). If the Company Board determines in good faith that an Acquisition Proposal is reasonably likely to constitute a Superior Proposal, which has been received four (4) Business Days or less prior to the date of the Company Stockholder Meeting, then the Company Board may postpone the Company Stockholder Meeting for no more than five (5) Business Days to provide the Company Board with an opportunity to analyze and respond to a potential Superior Proposal and to comply with both the time periods provided in, and the other provisions of, this Section 6.5.

(e)    Nothing contained in this Section 6.5 shall prohibit the Company Board, directly or indirectly through the Representatives, from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to the Company’s stockholders required by applicable Laws. For the avoidance of doubt, a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any Acquisition Proposal or an express reaffirmation of the Recommendation shall not be deemed to be a Change in Recommendation for purposes of this Agreement.

(f)    For purposes of this Agreement:

(i)    “Acquisition Proposal” shall mean any proposal or offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than Parent or any of its direct or indirect Subsidiaries, (A) to purchase or otherwise acquire (whether in a single transaction or a series of related transactions) shares of Common Stock representing, directly or indirectly, more than 15% of the combined voting power of Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” (other than Parent or any of its direct or indirect Subsidiaries) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning, directly or indirectly, more than 15% of the combined voting power of Common Stock outstanding after giving effect to the consummation of such tender offer or exchange offer, (B) to purchase or otherwise acquire, directly or indirectly, more than 15% of the consolidated tangible assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof, the related revenues applicable to such assets or the related net income applicable to such assets, in each case, as of the date of such sale, transfer, acquisition or disposition), or (C) to effect any merger, consolidation, business combination or other similar transaction involving the Company pursuant to which any Person or “group,” other than Parent or any of its direct or indirect Subsidiaries and other than the holders of Common Stock (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, more than 15% of the combined voting power of the shares of the outstanding Common Stock.

(ii)    “Intervening Event” means any material event, circumstance, development, change, occurrence or effect occurring or arising after the date of this Agreement that (i) was not known or reasonably foreseeable, or the material consequences of which were not known or reasonably foreseeable, in each case to the Company Board as of or prior to the date of this Agreement, and (ii) does not relate to (A) the receipt, existence, or terms of an Acquisition Proposal, or (B) any event, development, or change in circumstances resulting from a breach of this Agreement by the Company; provided that, in any case, in no event shall any compliance with or performance under this Agreement or the transactions contemplated by this Agreement constitute a Intervening Event.

(iii)    “Superior Proposal” shall mean a bona fide, written Acquisition Proposal (other than an Acquisition Proposal that has resulted from a breach of this Section 6.5) that the Company did not solicit following the date of this Agreement that the Company Board determines in good faith by majority vote, after consultation with a financial advisor of nationally recognized reputation and the Company’s outside legal counsel, and taking into account all the terms and conditions of the Acquisition Proposal (including the identity of the Person making the Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation, availability of necessary financing and all other financial, regulatory, legal and other aspects of such Acquisition Proposal), would result in a transaction (A) that, if consummated, is more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated hereby (taking into account any proposal by Parent to amend the terms of this Agreement proposed pursuant to Section 6.5(e)), (B) that is reasonably capable of being completed on the terms proposed (taking into account the identity of the Person making the Acquisition Proposal, any approval requirements and all other financial, regulatory, legal and other aspects of such Acquisition Proposal) and (C) for which financing, if a cash transaction (whether in whole or in part), is fully committed, subject to customary terms and conditions for a commitment letter (including the completion of due diligence and payment of commitment fees), is reasonably determined to be available by the Company Board, and is not a condition to closing of the Acquisition Proposal; provided that for purposes of the definition of “Superior Proposal,” the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%.”

Section 6.6.    Indemnification; Exculpation; Insurance.

(a)    For a period of six (6) years from and after the Effective Time, Parent shall (but only to the extent the Surviving Corporation is permitted to do so under applicable Law), and shall cause the Surviving Corporation to, (i) indemnify, defend and hold harmless, in each case to the extent (subject to applicable Law) such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company’s or any Subsidiaries articles of incorporation and bylaws (each as amended to the date of this Agreement), each Person who is now, or who at any time prior to the date of this Agreement was, or who prior to the Effective Time becomes, a director or officer of the Company or any of its Subsidiaries (including in his or her role as a fiduciary of the Employee Benefit Plans of the Company or any of its Subsidiaries) (collectively, the “Indemnified Parties”) is, or is threatened to be, made a party, in whole or in part, as a result of or relating to (i) the fact that such Indemnified Party is or was a director or officer of the Company, any of its current or former Subsidiaries or any of their respective predecessors, or (ii) this Agreement or any of the transactions contemplated hereby, whether asserted or arising before or after the Effective Time, and, in each case (with respect to clauses (i) and (ii)), pertaining to matters existing or occurring at or prior to the Effective Time (collectively, the “Indemnified Claims”), and (ii) to the extent, and on the terms on which, the Indemnified Parties are entitled reimbursement pursuant to the Company’s or any Subsidiaries articles of incorporation and bylaws or applicable Law, reimburse each Indemnified Party for such expenses (including reasonable fees and expenses of legal counsel) in connection with any Indemnified Claim; provided, that in the case of advancement of expenses, any Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification; provided, further, that (i) such indemnification shall be subject to any limitation imposed from time to time under applicable Law and (ii) if any valid claim for indemnification is made hereunder by an Indemnified Party prior to six (6) years after the Effective Time, such indemnification obligation will survive (solely with respect to such claim) until the final resolution of the matter giving rise to such claim. If indemnification or reimbursement is sought under this Section 6.6 by an Indemnified Party, then such Indemnified Party shall notify Parent of the Indemnified Claim; provided, however, that the failure to notify Parent shall not relieve Parent from any liability or obligation that it may have under this Section 6.6 or otherwise to such Indemnified Party except to the extent such failure prejudices Parent. Following such notification, Parent may elect in writing to assume the defense of such Indemnified Claim (and the costs related thereto), and upon such election, Parent shall not be liable for any legal costs subsequently incurred by such Indemnified Party (other than reasonable and documented costs of investigation or the production of documents or witnesses) unless legal counsel to such Indemnified Party reasonably satisfactory to Parent shall have reasonably concluded in a written opinion that (A) the representation of such Indemnified Party by legal counsel selected by Parent would be inappropriate due to actual conflicts of interest or (B) there may be legal defenses reasonably available to such Indemnified Party that are different from or additional to those available to Parent or any other Indemnified Party represented by such legal counsel, in which case such Indemnified Party may employ separate legal counsel to represent or defend him or her in such proceeding. Nothing set forth in this Section 6.6(a) shall preclude any Indemnified Party from retaining its own counsel at its own expense. Neither Parent nor any Indemnified Party shall, without the prior written consent of the other, settle, compromise or consent to the entry of judgment in any matter in respect of which indemnification or advancement of expenses could be sought under this Section 6.6(a) (whether or not any Indemnified Party is an actual or potential party to such matter), unless such settlement, compromise or judgment is solely for money damages and includes a provision unconditionally releasing the other from and holding the other harmless against all liability in respect of claims by any releasing party related to or arising out of such matters in connection therewith.

(b)    Without limiting the foregoing: (i) during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the certificate or articles of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses with regard to pre-Effective Time acts that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the certificate or articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date of this Agreement; and (ii) all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in any indemnification agreements shall be assumed by the Surviving Corporation in the Merger, without further action, as of the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their respective terms.

(c)    The Company shall obtain at or prior to the Effective Time a six (6)-year “tail” policy under the Company’s existing directors’ and officers’ insurance policies, for a premium not to exceed 250% of the current annual premium on such policies net of a pro rata credit for remaining time on the current policies. In addition, the Company shall obtain at or prior to the Effective Time a three (3)-year “tail” policy under each of the Company’s two existing fiduciary liability policies and existing employment practices liability policy.

(d)    The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives. If Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its assets to any other Person, then in each such case, Parent will cause, to the extent necessary, proper provision to be made so that the successors and assigns of Parent or the Surviving Corporation, as applicable, will assume the obligations set forth in this Section 6.6.

(e)    The provisions of this Section 6.6 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) in addition to, and not in substitution of, any other rights, including rights to indemnification and advancement of expenses, that any Indemnified Party may be entitled to or hereafter acquire under the MGCL, any Material Contract, or any provision of the Company’s or the Surviving Corporation’s certificate of incorporation or by-laws.

Section 6.7.    Employee Matters.

(a)    From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall allow Parent and its Subsidiaries reasonable access, during normal business hours and upon reasonable advance notice, to meet with and interview the employees of the Company and its Subsidiaries to facilitate Parent’s determination as to satisfying its employment needs for the period after the Effective Time; provided, however, that such access shall not unduly interfere with the conduct of the business prior to the Effective Time. Parent shall use commercially reasonable efforts for employees of the Surviving Corporation and its Subsidiaries receive service credit for their employment with the Company and its Subsidiaries for purposes of determining eligibility to participate and vesting, other than benefit accruals under a defined benefit pension plan, equity-based plan, or retiree benefit plan sponsored by Parent; provided, however, that in no event shall such employees be entitled to service credit to the extent that such service credit would result in a duplication of benefits with respect to the same period of service. To the extent that Parent either provides coverages and benefits to the employees of the Surviving Corporation or any of its Subsidiaries other than under the Employee Benefit Plans of the Company or any of its Subsidiaries (other than any Employee Benefit Plans that are equity-based plans, retiree benefit plans and defined benefit pension benefit plans) in effect as of the date hereof (the “Existing Plans”) or modifies any of the Existing Plans, Parent shall use commercially reasonable efforts to waive any applicable waiting periods, pre-existing conditions or actively-at-work requirements and shall give the employees of the Surviving Corporation and its Subsidiaries credit under the new Parent-provided coverages or benefit plans for any deductibles, co-insurance and out-of-pocket payments that have been paid by such employees with respect to the Existing Plans during the year in which such coverage or plan modification occurs. Notwithstanding anything else contained in this Section 6.7(a) to the contrary, Parent, Merger Sub and the Company do not intend for this Agreement to require Parent, the Surviving Corporation or any of their Subsidiaries to maintain any specific Employee Benefit Plan or other compensation or employee benefit plan, program, policy or practice following the Effective Time or to be deemed to amend any plans or arrangements or create any rights or obligations except between the parties to this Agreement. Nothing herein expressed or implied shall confer upon any employee, officer or executive of the Company or any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and nothing contained in the Agreement shall restrict the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate (or modify the terms of) the employment of any employee, officer or executive of the Company for any reason at any time after the Effective Time.

(b)    The Company shall engage Michael Miller of Apex Fiduciary Services, LLC, to serve as an independent fiduciary with respect to the shares of Common Stock held in the ESOP. Within a reasonable time prior to the Effective Time, the Company and the independent fiduciary will (i) agree upon a process, which the independent fiduciary will oversee, for the shares of Common Stock held by the ESOP to be voted at the special meeting of the Company’s shareholders described in Section 6.1 of this Agreement by the independent fiduciary in accordance with directions provided by each participant or beneficiary in the ESOP with respect to any shares of Common Stock allocated to the account of such participant or beneficiary, and (ii) Michael Miller of Apex Fiduciary Services, LLC shall engage Sheldrick, McGehee & Kohler, LLC, an independent financial advisor to provide an opinion that (A) the terms and conditions of the transactions contemplated by this Agreement, taken as a whole, are fair to the ESOP from a financial point of view, and (B) the consideration to be paid under the terms of this Agreement to the ESOP participants is not less than fair market value and is at least “adequate consideration” as defined in Section 3(18)(B) of ERISA (the “ESOP Fairness Opinion”) (it being agreed that an opinion in the form set forth on the attached Exhibit B shall be sufficient for purposes of satisfying the Company’s obligations under this Section 6.7(b).

(c)    The Company shall adopt resolutions terminating the Bowl America Incorporated Employees Profit Sharing Plan (the “Profit Sharing Plan”), effective as of the date immediately prior to the Closing. As soon as administratively practicable after the Closing, the Surviving Corporation shall take all actions necessary to wind up the operations of the Profit Sharing Plan in accordance with the requirements of the Code and ERISA.

(d)    The Company shall adopt resolutions amending the ESOP, effective as of the date immediately prior to the Closing but conditioned upon the Closing occurring on the Closing Date, (i) to provide that the ESOP no longer is required to be invested in Common Stock, (ii) to provide that the ESOP shall no longer be considered an “employee stock ownership plan” (as defined in Section 4975 of the Code), (iii) to provide that no employees will become participants in the ESOP and that no contributions will be made to the ESOP on or after the ESOP Termination Date (as defined below), (iv) to fully vest all ESOP participant account balances as of the ESOP Termination Date, (v) to require that the entire balance of the account of a participant or beneficiary of the ESOP will be distributable in cash, and (vi) to provide for the termination of the ESOP effective as of the date immediately prior to the Closing Date (the “ESOP Termination Date”).

(e)    The Company shall (i) in accordance with any ESOP Loan amortization schedule in effect as of the Closing Date, make any contributions required to be made to the ESOP for the plan year ending as of the ESOP Termination Date, and (ii) no later than the Effective Time, repay any outstanding ESOP Loan. The Company shall, promptly prior to the Closing Date prepare a request to the IRS seeking a favorable determination letter on the tax-qualified status of the ESOP under Code Section 401(a) on termination. Following the Closing, with the exception of the unallocated shares that are used to repay the ESOP Loan, which shall be exchanged on the Closing Date for the Merger Consideration, the Company will allow ESOP participants to obtain a partial distribution of up to seventy percent (70%) the account balance of each participant thereunder as soon as administratively practicable after Closing, and will make final distributions as soon as administratively practicable after the receipt of the favorable IRS determination letter with respect to the tax-qualified status of the ESOP on termination and distribution thereof to the ESOP Trust. Following termination of the ESOP, the ESOP Trust will be maintained until the balance of the accounts in the ESOP have been distributed, subject to a receipt of a favorable determination letter from the IRS.

(f)    Upon request by Parent, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company and its Subsidiaries shall reasonably cooperate with Parent to implement or enter into any retention Contracts or similar arrangements requested by Parent to retain through the Effective Time those key employees of the Company and its Subsidiaries identified in writing from time to time by Parent.

(g)    Prior to the Effective Time, the Company shall be permitted to pay-out to employees in the Company’s corporate office the amount of accrued but unused vacation time in cash, currently estimated at approximately $125,000.

Section 6.8.    Public Announcements. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter Parent and the Company shall consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statement with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as either party may determine (based on the advice of outside legal counsel) is required by applicable Laws; provided, however, that the restrictions set forth in this Section 6.8 shall not apply to any release or announcement made or proposed to be made by the Company (a) following a determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal and the Company has terminated this Agreement pursuant to Section 8.1(c)(ii), (b) following a Change in Recommendation that has not been rescinded or (c) pursuant to Section 6.5(d).

Section 6.9.    Transaction Litigation. The Company shall promptly notify Parent of all Actions commenced against it and/or its respective directors or officers relating to this Agreement or any of the transactions contemplated hereby (including the Merger) or any matters relating thereto (collectively, “Transaction Litigation”) and shall keep Parent informed regarding any such Transaction Litigation. The Company (i) shall give Parent reasonable opportunity to participate in the defense and settlement of any Transaction Litigation, and (ii) keep Parent reasonably apprised on a prompt basis of proposed strategy and other significant decisions with respect to any Transaction Litigation. Parent may offer comments or suggestions with respect to such Transaction Litigation, which the Company shall consider in good faith. The Company shall not settle or offer, compromise or agree to settle or compromise, or take any other action to settle, compromise or moot, any Transaction Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed). For avoidance of doubt, any and all cooperation and exchange of documents and information between and among the Parent and Company (and their respective representatives) with regard to Transaction Litigation shall be deemed to be subject to the common interest doctrine.

Section 6.10.    Stock Exchange Delisting. The Company shall take, or cause to be taken, all actions necessary to delist the Common Stock from the NYSE American and terminate its registration under the Exchange Act effective as of the Effective Time.

Section 6.11.    Extraordinary Dividend. Between the date of this Agreement and the Effective Time, the Company shall sell or cause to be sold the Company’s entire securities portfolio described on Section 6.11 of the Company Disclosure Schedules (the “Securities Portfolio”). The sale of the Securities Portfolio shall be effected in such a manner and at such time or times as the parties shall mutually agree (each acting reasonably) with a view to best utilizing Tax deductions available to the Company now or as a result of the transactions contemplated by this Agreement. Prior to the Effective Time, and in connection with the Closing, (a) the Company shall be entitled to authorize and declare in accordance with the MGCL an extraordinary dividend of $0.60 per Share (the “Extraordinary Dividend”), which shall be paid at or promptly after the Effective Time and will be contingent in all respects on the Closing, and (b) thereafter, the Company shall promptly provide to the transfer agent for the Common Stock all of the cash necessary to pay the Extraordinary Dividend pursuant to this Section 6.11 (but in any event no later than the Business Day immediately prior to the payment date for the Extraordinary Dividend). For the avoidance of doubt, in no event shall Parent or any of its Subsidiaries have any obligation to pay or fund the Extraordinary Dividend or any liability for Taxes in respect thereof to the extent not paid or set aside for payment at or prior to the Effective Time.

Section 6.12.    State Takeover Statutes. The Company shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws or regulations, or any similar provision of the Company’s articles of incorporation or bylaws (each as amended to date) is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Merger or any other transaction contemplated by this Agreement, cooperate with the requests of Parent, and grant such approvals and take such actions as are reasonably necessary so that the Merger or any other transaction contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Merger or any other transaction contemplated by this Agreement.

Section 6.13.    Discharge of Indebtedness. The Company shall take all actions within its control and reasonably required to repay all outstanding Indebtedness (if any) prior to the Effective Time, including the termination of the commitments under all Contracts for any Indebtedness substantially concurrently with the Effective Time, and if reasonably requested by Parent, deliver to Parent evidence with respect to any such repayment or other discharge of Indebtedness, in each case, in a form reasonably acceptable to Parent prior to the Closing Date.

Section 6.14.    Notices of Certain Events. The Company shall promptly advise the Parent of (i) any notice or other material communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement; (ii) any notice or other material communication from any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement; (iii) any Actions commenced or, to the Company’s knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the Merger or the other transactions contemplated by this Agreement; (iv) any change, event or fact that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company; (v) any change, event or fact that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; and (vi) any resignation, retirement, or termination of any officer or director of the Company or its Subsidiaries.

Section 6.15.    Representations and Warranties Insurance; Other Insurance. Parent shall be entitled to obtain a R&W Insurance Policy and other policies or endorsements of insurance as Parent may choose and the Company shall, and shall cause each of its Subsidiaries and authorized Representatives to, cooperate with the reasonable requests of Parent in connection with obtaining a R&W Insurance Policy and any such other policies or endorsements of insurance.

Section 6.16.    Real Property Matters. The Company has obtained and delivered a true and correct copy of an estoppel certificate dated April 4, 2021 given by the Ground Lessor. The Company shall use all reasonable best efforts to obtain an update of the certificate dated not more than thirty (30) days prior to the Closing Date. If there are any Liens affecting the Real Property on or prior to Closing that are not set forth in the Company Title Reports the Company shall use all reasonable best efforts to have same discharged of record, including without limitation the payment of any that are in a liquidated amount.

ARTICLE 7
CONDITIONS TO THE MERGER

Section 7.1.    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction or waiver, on or prior to the Closing Date, of the following conditions:

(a)    Requisite Stockholder Approval. The Company shall have received the Requisite Stockholder Approval.

(b)    Legality. No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated, adopted, issued or enforced by any Governmental Entity that is then in effect and has the effect of prohibiting the consummation of the Merger.

Section 7.2.    Additional Conditions to the Obligations of Parent and Merger Sub. The respective obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of the Company contained in the first sentence of Section 3.1 (Organization and Qualification), Section 3.2 (Authorization; Approval), clause (i) of Section 3.3(a) (No Violation), Section 3.4 (Capitalization), Section 3.5 (Subsidiaries) (other than the first sentence thereof), and Section 3.25 (No Brokers or Finders) shall be true and correct, in each case without giving effect to any “Material Adverse Effect” or “materiality” or similar qualifications contained therein, in all but de minimis respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation or warranty expressly addresses matters only as of a specified date, which need only be true and correct as of such specified date), and (ii) each of the other representations or warranties of the Company contained in Article 3 shall be true and correct as of the date of this Agreement and as of the Closing Date, in each case without giving effect to any “Material Adverse Effect” or other materiality qualifications contained therein, except (A) to the extent any such representation or warranty expressly addresses matters only as of a specified date, which need only be true and correct as of such specified date, and (B) for any failures of any such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b)    Covenants. The Company shall have complied in all material respects with each agreement and covenant required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Company Material Adverse Effect. From the date of this Agreement through Closing, there shall not have occurred any change, effect, occurrence, development or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

(d)    Officer’s Certificate. The Company shall deliver to Parent a certificate executed on behalf of the Company by the chief executive officer or the chief financial officer of the Company, acting solely in their official capacity and not personally, certifying that the conditions set forth in clauses (a), (b) and (c) above shall have been satisfied at the Closing Date.

(e)    FIRPTA Certificate. The Company shall deliver to Parent (i) a notice to the IRS, in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) dated as of the Closing Date, together with written authorization for Parent to deliver such notice to the IRS on behalf of the Company after the Closing and (ii) a certification that the shares of Company are not “United States real property interests” as defined in Section 897(c) of the Code prepared in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code (for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3)), in each case, validly executed by a duly authorized officer of the Company.

(f)    Key-Man Insurance Policies. The Company shall deliver to Parent evidence of termination of any key-man life insurance policies.

(g)    Exchange Act Reports. All reports required to be furnished or filed by the Company with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act shall have been furnished or filed as of the Effective Time.

(h)    Extraordinary Dividend. The Company Board shall have authorized, and the Company shall have declared and deposited prior to the Effective Time with the Company’s transfer agent for payment to the holders of the Common Stock, an aggregate amount in cash equal to the amount of the Extraordinary Dividend.

(i)    Advisor Payoffs and Releases. The Company shall have delivered a payoff letter in respect of any Company Transaction Expenses or other amounts owed through the Effective Time to its Financial Advisor, its independent registered public accounting firm and its attorneys reasonably satisfactory to Parent and the release of any Liens relating thereto.

(j)    No Regulatory Impediments. No Governmental Entity (including, without limitation, the U.S. Department of Justice or Federal Trade Commission) shall have any ongoing investigation or (in Parent’s judgment) have made any non-trivial inquiry with respect to the Merger or any of the other transactions contemplated by this Agreement or have requested that the parties refrain from closing the Merger or any other transactions contemplated by this Agreement or imposed any condition to the consummation of the Merger or any other transactions contemplated by this Agreement. Notwithstanding anything to the contrary herein, nothing in this Agreement shall: (x) require Parent or any of its Affiliates to respond to a request for additional information from the Federal Trade Commission or any other Governmental Entity in connection with this Agreement, the Merger or any of the other transactions contemplated by this Agreement, (y) require Parent or any of its Affiliates to litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any Governmental Entity, or to appeal any Order (A) challenging or seeking to restrain or prohibit the consummation of the Merger or any Merger or any of the other transactions contemplated by this Agreement or seeking to obtain from Parent or any of its Affiliates any damages in relation therewith, or (B) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by Parent or any of its Affiliates of all or any portion of the business or assets or any product or service of the Company or any of its Affiliates or Parent or any of its Affiliates or to require any such person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any portion of the business or assets or any product or service of the Company or any of its Affiliates or Parent or any of its Affiliates, in each case, as a result of or in connection with the Merger or any Merger or any of the other transactions contemplated by this Agreement, or (z) require Parent or any of its Affiliates to, nor shall the Company or any of its Affiliates without the prior written consent of Parent, (A) agree or proffer to any of the prohibitions, limitations, conditions or other actions referred to in the preceding clause (y)(B), or (B) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement.

Section 7.3.    Additional Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)    Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation or warranty expressly addresses matters only as of a specified date, which need only be true and correct as of such specified date), except for any failures of any of the representations and warranties in such Section 4.2 to be so true and correct that, individually or in the aggregate, are immaterial in nature and amount, and (ii) each of the other representations or warranties of Parent and Merger Sub contained in Article 4 shall be true and correct as of the date of this Agreement and as of the Closing Date, in each case without giving effect to any “Material Adverse Effect” on Parent or “materiality” or other similar qualifications contained therein, except (A) to the extent any such representation or warranty expressly addresses matters only as of a specified date, which need only be true and correct as of such specified date, and (B) for any failures of any such representations and warranties to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

(b)    Covenants. Parent shall have complied in all material respects with each agreement and covenant required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    Officer’s Certificate. Parent shall deliver to the Company a certificate executed on behalf of Parent by the chief executive officer or the chief financial officer of Parent, acting solely in their official capacity and not personally, certifying that the conditions set forth in clauses (a) and (b) above shall have been satisfied at the Closing Date.

ARTICLE 8
TERMINATION

Section 8.1.    Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Requisite Stockholder Approval (except as indicated) by notice given in accordance with Section 9.4:

(a)    by mutual written agreement of Parent and the Company; or

(b)    by either Parent or the Company, if

(i)    an Order of a Governmental Entity of competent jurisdiction shall be in effect permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, and such Order shall have become final and non-appealable and which renders the condition set forth in Section 7.1(b) incapable of being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of such Order; or

(ii)    the Effective Time has not occurred on or prior to December 31, 2021 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any party whose breach of any provision of this Agreement is the proximate cause of the failure of the Effective Time to occur by such time; or

(iii)    the Requisite Stockholder Approval shall not have been obtained at the Company Stockholder Meeting; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(iii) shall not be available to the Company if either (A) the Company’s breach of any provision of this Agreement, or (B) one or more Holder’s breach of any provision of the Company Support Agreements that, in the case of clause (A) or clause (B), is the proximate cause of the failure of the Requisite Stockholder Approval to be obtained; or

(c)    by the Company if:

(i)    a breach of one or more representations or warranties or failure to perform one or more covenants or agreements on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 7.3(a) or Section 7.3(b) incapable of being satisfied, and such breach or failure to perform (A) is incapable of being cured by the Outside Date or (B) has not been cured by Parent or Merger Sub, as applicable, within fifteen (15) days following written notice to Parent from the Company of such breach or failure to perform (but no later than the Outside Date), but the Company may terminate this Agreement under this Section 8.1(c)(i) only so long as the Company is not then in breach of one or more of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 7.2(a) or Section 7.2(b) to be incapable of being satisfied;

(ii)    prior to the Company obtaining the Requisite Stockholder Approval, the Company receives a Superior Proposal and terminates this Agreement in order to enter into a Company Acquisition Agreement with respect thereto in compliance with the terms and conditions set forth in Section 6.5; provided, however, that prior to or concurrently with such termination under this Section 8.1(c)(ii), the Company shall make the payment required by Section 8.3(a); or

(d)    by Parent if:

(i)    a breach of one or more representations or warranties or failure to perform one or more covenants or agreements on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 7.2(a) or Section 7.2(b) incapable of being satisfied, and such breach or failure to perform (A) is incapable of being cured by the Outside Date or (B) has not been cured by the Company within fifteen (15) days following written notice to Company from Parent or the Merger Sub of such breach or failure to perform (but no later than the Outside Date), but Parent may terminate this Agreement under this Section 8.1(d)(i) only so long as Parent or Merger Sub is not then in breach of one or more of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Parent or Merger Sub would cause any condition set forth in Section 7.3(a) or Section 7.3(b) incapable of being satisfied;

(ii)    prior to the Company obtaining the Requisite Stockholder Approval, the Company Board has effected a Change in Recommendation; or

(iii)    prior to the Company obtaining the Requisite Stockholder Approval, the Company shall have breached any of its obligations under Section 6.2 or Section 6.5 in any material respect, other than in the case where (w) such breach is a result of an isolated or nonmaterial action by a Representative of the Company (other than a director or officer of the Company), (x) such breach was not caused by the Company, (y) the Company takes appropriate actions to remedy such breach promptly upon discovery thereof, and (z) Parent is not materially harmed as a result thereof.

Section 8.2.    Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) shall give written notice of such termination to the other party. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any partner, member, stockholder, director, officer, employee, Affiliate, agent or other Representative of such party or parties), to the other party or parties hereto, as applicable, except (a) this Section 8.2, Section 8.3 and Article 9, each of which shall survive the termination of this Agreement, and (b) subject to Section 8.3, nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability or damages for any deliberate or willful breach of, or fraud in connection with, this Agreement, or as provided in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at Law or in equity and shall be entitled to recover court costs and reasonable attorneys’ fees in addition to any other relief to which it may be entitled.

Section 8.3.    Company Termination Fee.

(a)    If this Agreement is validly terminated by the Company or Parent pursuant to Section 8.1(b)(ii) (without the Company obtaining the Requisite Stockholder Approval or, if such termination is after the Requisite Stockholder Approval has been obtained, as a result of a willful breach by the Company), and (i) at or prior to the termination of this Agreement, a third Person shall have publicly disclosed a bona fide Acquisition Proposal or made known to management or the Company Board or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and, in each such case, such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement), and (ii) within twelve (12) months after the termination of this Agreement (the “Tail Period”), the Company enters into a definitive agreement with respect to an Acquisition Proposal and the Acquisition Proposal is consummated (whether or not such consummation occurs within the Tail Period) (for the purposes of this Section 8.3, references in the definition of “Acquisition Proposal” to “15%” shall be replaced with references to “50%”);

(b)    the Company terminates this Agreement pursuant to Section 8.1(c)(ii); or

(c)    Parent terminates this Agreement pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii) or the Company or Parent terminates pursuant to any other provision of Section 8.1 at a time when this Agreement was terminable by Parent pursuant to Section 8.1(d)(ii) or Section 8.1(d)(iii);

then the Company shall pay to Parent a termination fee equal to $1,645,000 plus reimburse Parent for its reasonable and documented third party expenses in an aggregate amount not to exceed $3,500,000 (the “Company Termination Fee”), by wire transfer of immediately available funds to one or more accounts designated in writing by Parent, (I) in the case of clause (a)(i) above, on the date on which the Company consummates the Acquisition Proposal, and (II) in the case of clauses (b) and (c) above, concurrently with such termination.

In no event shall the Company be required to pay the Company Termination Fee on more than one occasion whether or not the Company Termination Fee may be payable at the same time or at different times and/or based upon the occurrence of different events.

(d)    Except in the case of a willful breach by the Company, Parent’s receipt of the Termination Fee pursuant to Section 8.3(e) shall, subject to Section 9.11, be the party’s sole and exclusive remedy for any loss or damage suffered or incurred in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to payment of such Termination Fee and the failure of the Merger to be consummated or for a breach or failure to perform hereunder.

(e)    The parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the Company Termination Fee due pursuant to Section 8.3 and, to obtain such payment, Parent commences a suit that results in a judgment for the amount set forth in Section 8.3, then Parent shall also recover its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit and interest on the amount payable pursuant to such judgment at the interest rate per annum described as the prime lending rate in The Wall Street Journal on the date of payment, with such interest being payable in respect of the period from the date that payment was originally required to be made pursuant to Section 8.3 through the date of payment.

ARTICLE 9
MISCELLANEOUS

Section 9.1.    No Other Representations and Warranties. The Company, Parent and Merger Sub acknowledge that the detailed representations and warranties set forth in this Agreement have been negotiated at arm’s length among sophisticated business entities. Except for the representations and warranties set forth in Article 3, Parent and Merger Sub acknowledge that none of the Company, any Subsidiary of the Company or any of their respective Affiliates or any Person acting on behalf of any of the foregoing makes or has made any other express or any implied representation or warranty to Parent or Merger Sub as to the accuracy or completeness of any information regarding the Company, its Subsidiaries or any other matter. Except for the representations and warranties set forth in Article 4, the Company and its Subsidiaries acknowledge that none of Parent, Merger Sub or any of their respective Affiliates or any Person acting on behalf of any of the foregoing makes or has made any other express or any implied representation or warranty to the Company or any of its Subsidiaries as to the accuracy or completeness of any information regarding Parent, the Merger Sub or any other matter. The Company, Parent and Merger Sub acknowledge and agree that nothing in this Section 9.1 shall in any way limit Parent and Merger Sub’s remedies in respect of fraud for breaches of the representations or warranties made by the Company and its Subsidiaries contained in this Agreement or in any other document delivered by such Person at Closing pursuant to this Agreement or under the R&W Insurance Policy.

Section 9.2.    Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements contained in this Agreement or in any document delivered pursuant hereto shall survive the Effective Time, except that any agreements or covenants that contemplate performance after the Effective Time shall survive the Effective Time in accordance with their respective terms. Unless otherwise indicated, agreements, obligations and covenants set forth in this Agreement which by their terms are required to be performed after the Closing, and Article 9, shall survive the Closing in accordance with their terms and conditions. Nothing in this Section 9.2 or any other provision of this Agreement shall limit or restrict any claims in respect of fraud in connection with the transactions contemplated by this Agreement or Parent’s rights to recover amounts pursuant to the R&W Insurance Policy and nothing herein shall limit the rights to enforce any of the separate Transaction Documents entered into in connection with this Agreement.

Section 9.3.    Expenses. Whether or not the Merger is consummated and except to the extent otherwise expressly set forth in this Agreement (including Section 6.4 and Section 8.3), each party shall bear its own expenses and the expenses of its counsel and other agents and Representatives in connection with the transactions contemplated by this Agreement, including in connection with claims by any Person that it is entitled to brokerage commissions or finder’s fees as a result of the action of such Person or any Affiliate of such Person.

Section 9.4.    Notices. All notices, requests, demands and other communications under this Agreement shall be given in writing and shall be personally delivered, sent by facsimile transmission or sent by private overnight mail courier service as follows:

If to the Company:

Bowl America Incorporated
6446 Edsall Road
Alexandria VA 22312
Attention: Cheryl A. Dragoo
Facsimile: 703 256 2430

with a copy to:

Foley & Lardner LLP
One Independent Drive, Suite 1300
Jacksonville, FL 32202
Attention: John Wolfel
Facsimile: 904.359.8700

If to Parent or Merger Sub:

Bowlero Corp.

222 West 44th Street

New York, NY 10036
Attention: Brett I. Parker
Facsimile: 212.777.5749

with a copy to:

DLA Piper LLP (US)
1251 Avenue of the Americas, 27th Floor
New York, NY 10020-1104
Attention: James D. Meade
Facsimile: 212.884.8681

or to such other person or address as any party shall have specified by notice in writing to the other party. If personally delivered, then such communication shall be deemed delivered upon actual receipt; if sent by facsimile transmission, then such communication shall be deemed delivered on the day of the transmission or, if the transmission is not made before 5:00 p.m. at the place of receipt, on a Business Day, the first Business Day after transmission (and the sender shall bear the burden of proof of delivery); and if sent by overnight courier, then such communication shall be deemed delivered upon receipt.

Section 9.5.    Amendment. This Agreement may be amended by Parent and the Company, by action taken or authorized by their respective boards of directors, at any time before or after the Stockholder Approval Date; provided that, after the Stockholder Approval Date, no amendment shall be made that, by Law, requires further approval by the stockholders of any party hereto without such further approval. This Agreement may not be amended except by a written instrument signed on behalf of each of the parties hereto.

Section 9.6.    Waiver. At any time prior to the Effective Time: (a) Parent may extend the time for the performance of any of the obligations or other acts of the Company under or pursuant to this Agreement, and the Company may extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub under or pursuant to this Agreement; (b) Parent may waive any inaccuracies in the representations and warranties made by the Company in this Agreement or in any document delivered pursuant hereto, and the Company may waive any inaccuracies in the representations and warranties made by Parent or Merger Sub in this Agreement or in any document delivered pursuant hereto; and (c) Parent may waive compliance with any of the agreements made by the Company, or any of the conditions benefiting Parent or Merger Sub contained, in this Agreement, and the Company may waive compliance with any of the agreements made by Parent or Merger Sub, or any of the conditions benefiting the Company contained, in this Agreement. Any extension, waiver, or agreement on the part of Parent or the Company to any such extension or waiver contemplated by the foregoing sentence shall be valid only as against such party (and, in the case of an extension or waiver by Parent, against Merger Sub) and only if set forth in a written instrument signed on behalf of such party.

Section 9.7.    Entire Agreement; Parties in Interest.

(a)    This Agreement (including the Schedules and Exhibits attached hereto) and the Confidentiality Agreement constitute (together with the other documents and instruments to be executed and delivered pursuant hereto) the entire agreement, and supersede all prior understandings, agreements or representations, by or among the parties hereto with respect to the subject matter hereof.

(b)    This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (i) as provided in Section 6.6 (the provisions of which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons), and (ii) the right of the Company, on behalf of the Holders, to pursue specific performance as set forth in Section 9.11 or, if specific performance is not sought or not granted as a remedy, damages (which damages may be based on the consideration that would have otherwise been payable to such Holders and lost premium).

Section 9.8.    Assignment; Binding Effect. No party hereto may assign, transfer or encumber this Agreement or any of its rights, interests or obligations hereunder (whether by operation of Law or otherwise) without the prior written approval of the other parties hereto, and any attempted assignment without such prior written approval shall be void and without legal effect. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns.

Section 9.9.    Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the Laws of the State of Maryland without giving effect to any choice or conflict of law provision or rule. Each party hereto stipulates that any dispute or disagreement between or among any of the parties hereto as to the interpretation of any provision of, or the performance of obligations under, this Agreement shall be commenced and prosecuted in its entirety in, and consents to the exclusive jurisdiction and proper venue of, the state courts of Maryland or any federal court located in the State of Maryland, and each party hereto consents to personal and subject matter jurisdiction and venue in such courts and waives and relinquishes all right to attack the suitability or convenience of such venue or forum by reason of their present or future domiciles, or by any other reason. The parties hereto acknowledge that all directions issued by the forum court, including all injunctions and other decrees, will be binding and enforceable in all jurisdictions and countries. Each party hereby waives its right to a trial by jury of any claim or cause of action arising out of or relating to Parent’s investigation of the Company, this Agreement, the negotiation and execution of this Agreement or any Contract entered into pursuant hereto (except to the extent otherwise expressly set forth therein) and the performance by the parties of its or their terms in any Action of any type brought by one party against another, regardless of the basis of such Action.

Section 9.10.    Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any Law or public policy, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 9.11.    Enforcement of Agreement. The parties hereto agree that money damages or any other remedy at law would not be a sufficient or adequate remedy for any actual or threatened breach or violation of, or default under, this Agreement by any of them and that, notwithstanding any other provision in this Agreement to the contrary, each aggrieved party shall be entitled, to the fullest extent permitted by Law, to seek an injunction restraining such actual or threatened breach, violation or default and to any other equitable relief, including specific performance, without bond or other security being required.

Section 9.12.    Counterparts. This Agreement may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 9.13.    Headings. The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.14.    Interpretation. Any reference to any supranational, national, state, provincial, municipal, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. When a reference is made in this Agreement to Sections, Schedules, or Exhibits, such reference shall be to a Section of or Schedule or Exhibit to this Agreement, unless otherwise indicated. Unless the context requires otherwise, the word “or,” when used in this Agreement, shall not be exclusive. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “knowledge,” when used in the phrases “to the knowledge of the Company” or “the Company does not have knowledge,” or words of similar import, shall mean, and shall be limited to, the actual knowledge of the individuals listed in Exhibit 9.14 and shall include only their actual present knowledge in their respective capacities with the Company, without any imputation of the actual or imputed knowledge of any other person or duty to conduct any inquiry or investigation. The word “knowledge,” when used in the phrases “to the knowledge of Parent” or “Parent does not have knowledge,” or words of similar import, shall mean, and shall be limited to, the actual knowledge of the individuals listed in Exhibit 9.14 and shall include only their actual present knowledge in their respective capacities with Parent, without any imputation of the actual or imputed knowledge of any other person or duty to conduct any inquiry or investigation.

Section 9.15.    Definitions. For purposes of this Agreement, the term:

(a)    “Affiliates” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

(b)    “Business Day” shall mean any day on which banks are not required or authorized to close in the City of New York, New York.

(c)    “CARES Act” means The Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136 (2020).

(d)    “COBRA” shall mean Section 4980B of the Code and Title I, Part 6 of ERISA, as amended from time to time, and the applicable rulings and regulations thereunder.

(e)    “Company Balance Sheet” shall mean the condensed consolidated balance sheet of the Company and its Subsidiaries as of March 31, 2021 and the footnotes thereto set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on such date.

(f)    “Company Balance Sheet Date” shall mean the date of the Company Balance Sheet.

(g)    “Company Property” shall mean, collectively, all Owned Real Property and all Leased Real Property.

(h)    “Company Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, the amount of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers, accountants or auditors or other Representatives), and the amount of any unpaid liabilities or other obligations for retention bonuses or payments of the Company and its Subsidiaries, including, in each case, all employer-side employment Taxes, social or national insurance contributions or similar obligations payable with respect thereto, in each case, incurred by or on behalf of the Company or any of its Subsidiaries prior to the Closing in connection with the Merger or the other transactions contemplated by this Agreement. Notwithstanding the foregoing, Company Transaction Expenses shall not include the fees and expenses of the ESOP Trustee, the ESOP Fairness Opinion, any title insurance related expenses or premium in respect of any tail insurance policies.

(i)    “Company Title Reports” means the true, complete and correct copy of the most recent title commitments for each of the Owned Real Properties, as set forth on the Company Disclosure Schedule.

(j)    “Contract” shall mean any agreement, contract, obligation or undertaking, indenture, note, bond, loan, instrument, lease, mortgage, license, franchise, letter of credit, option to purchase any assets or property rights, or commitment or other binding arrangement or understanding, and including all amendments thereto (whether written or oral and whether express or implied by Law).

(k)    “Discount Coupons” means any gift card, Groupon or other certificate, voucher, coupon or right entitling any Person to any product or service of the business of the Company and each Subsidiary (including bowling, equipment rental, food or beverage) for free, for less than the regular price thereof on the date hereof or for any amount that, in the reasonable judgment of Parent, constitutes a discounted price. For the avoidance of doubt, “Discount Coupons” include any prepayment to the Company or any of its Subsidiaries for any such product or service.

(l)    “Environmental Laws” shall mean all Laws in effect as of the date of this Agreement of any Governmental Entity having jurisdiction over the Company or its Subsidiaries relating to pollution, the protection of the environment (including natural resources, indoor or ambient air, surface water, groundwater, drinking water supplies, surface or subsurface land or soil and sediments) or human health or safety or otherwise to the generation, use, storage, management, processing, treatment, sale, transportation, Release or disposal of, or exposure to, toxic or hazardous substances or wastes, special wastes or non-hazardous wastes.

(m)    “Environmental Permits” means all Company Permits required under any Environmental Law.

(n)    “ERISA Affiliate” shall mean any organization or entity that is treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code.

(o)    “ESOP” shall mean the Bowl America Incorporated 1987 Employee Stock Ownership Plan.

(p)    “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

(q)    “Ground Lease” shall mean that certain Lease Agreement, dated as of September 29, 1962, by and between 1st Investment Corporation of Virginia, as predecessor-in-interest to Circle Center Development Corporation (“Circle Center”), and Reisterstown Bowl, Inc., as lessee (“Lessee”), as amended by (i) that certain Lease Amendment, dated as of April 4, 1963, by and between, Circle Center, as predecessor-interest to Fairfax Circle Limited Partnership (“Fairfax Central LP”), and Lessee, (ii) that certain Second Lease Amendment, dated as of December 20, 1993, by and between Fairfax Central LP, as predecessor-in-interest to Lessor, and Lessee, (iii) that certain Third Lease Amendment and Extension of Lease, dated as of June 16, 2009, by and between Fairfax Circle Investors, LLC and Fairfax Circle Investors II, LLC, as tenants in common and as lessor (“Lessor”), and Lessee, (iv) that certain Fourth Lease Amendment, dated as of August 20, 2010, by and between Lessor and Lessee, and (v) that certain Fifth Lease Amendment and Extension of Lease, dated as of April 10, 2019, by and between Lessor and Lessee.

(r)    “Ground Lessor” shall mean the lessor under the Ground Lease.

(s)    “Hazardous Substance” shall mean any substance defined as or regulated as a “pollutant,” a “contaminant,” a “hazardous substance,” a “hazardous material,” a “toxic chemical” or a “hazardous waste” under any Environmental Law or any substance that has the characteristics of being a toxic, hazardous, radioactive, ignitable, corrosive or reactive substance, waste or material, as defined by or regulated under any Environmental Law, including any petroleum or petroleum products or byproducts, coal ash, lead, mercury, aluminum, cadmium and other metals, dioxin, volatile organic compounds, toxic mold, polychlorinated biphenyls, radon, per- and polyfluoroalkyl substances and asbestos or asbestos-containing materials.

(t)    “Holders” shall mean the holders of shares of Class A Common Stock and/or shares of Class B Common Stock.

(u)    “Improvements” shall mean all buildings, improvements and fixtures, and components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof; heating, ventilation, air conditioning, mechanical, electrical, plumbing, lighting fixtures and other building systems; environmental control, remediation and abatement systems; sewer, storm and waste water systems; irrigation and other water distribution systems; parking facilities; fire protection, security and surveillance systems; and telecommunications, computer, wiring and cable installations, appliances, carpeting and flooring included within the Company Property.

(v)    “Indebtedness” shall mean the following (without duplication): (i) the current and long-term portions of amounts owed (including unpaid interest or premium thereon) for borrowed money, including any “Paycheck Protection Program” loan through the U.S. Small Business Administration under the CARES Act, (ii) the reimbursement of any obligor for actual liability for amounts drawn on any letter of credit, surety bonds or performance bonds and related fees and expenses, (iii) all obligations of the Company and its Subsidiaries evidenced by bonds, debentures, notes or other similar instruments, (iv) obligations under capital leases or finance leases as would be recorded as a liability on a balance sheet prepared in accordance with GAAP, (v) all obligations for deferred purchase price for property (whether real or personal), assets (tangible or intangible), equipment or services, including the amount of remaining “earn outs” for past acquisitions (if any) of shares or any business, whether or not to be satisfied in cash or equity (including by virtue of vesting or other non-forfeiture thereof), (vi) all amounts required to settle any swap agreements or other hedge agreements to which the Company or any of its Subsidiaries is a party (including any interest rate agreement and currency agreement, whether entered into for hedging or speculative purposes), with the amount of such Indebtedness being deemed to equal the aggregate amounts required to terminate such Contract on the Closing Date, (vii) any declared or accrued but unpaid (as of the Effective Time) or for which amounts have not been set aside for payment (as of the Effective Time) dividends or distributions, in each case to the extent paid or payable by the Company or its Subsidiaries after the Effective Time, (viii) all liabilities secured by any mortgage, pledge, security interest, Lien (other than a Permitted Lien), and (ix) any outstanding or accrued interest with respect to the Indebtedness referred to above and any breakage, termination, “make-whole” or prepayment premiums or fees with respect thereto or other similar costs, fees or expenses on the foregoing which are payable on or as a result of Closing.

(w)    “Intellectual Property” shall mean and include all intellectual property rights arising from or associated with the following, and all improvements, modifications and enhancements thereto, compilations and derivatives thereof, whether protected, created or arising under the laws of the United States or any other jurisdiction, including: (i) trade names, trademarks and service marks, business names, uniform resource locators (URLs), domain names and trade dress, whether registered or unregistered, and registrations, applications to register and all of the goodwill of the business related to the foregoing; (ii) utility and design patents and patent applications, including provisional applications, reissues, continuations, divisionals, renewals, registrations, confirmations, re-examinations, certificates of inventorship, extensions and the like, and any foreign or international equivalent of any of the foregoing (including utility models and industrial designs); and (iii) all copyrights, copyrightable works and databases, including any computer software and any other works of authorship, whether statutory or common law, registered or unregistered, and registrations for and pending applications to register the same including all reissues, extensions and renewals thereto.

(x)    “Leased Real Property” means the Real Property leased, subleased, licensed to the Company or any of its Subsidiaries or occupied by the Company or any of its Subsidiaries for use by the Company, excluding, for the avoidance of any doubt, any Owned Real Property.

(y)    “Leases” means all leases, subleases, licenses or other agreements, including all amendments, extensions, renewals and guaranties with respect thereto, pursuant to which the Company or any of its Subsidiaries occupies or uses any Leased Real Property.

(z)    “Lien” shall mean all liens, claims, mortgages, security interests, pledges, easements, rights of way, options, rights of first refusal or negotiation, preemptive rights, equitable interests, conditional sale agreements or other title retention agreements, judgments, attachments, rights of way, encroachments, servitudes, restrictions on transfer and encumbrances of every kind and nature whatsoever, excluding licenses, whether arising by agreement, operation of Law or otherwise.

(aa)    “Material Adverse Effect” shall mean, with respect to any Person, any event, occurrence, fact, condition, change or effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to the assets, business, results of operations or financial condition of such Person and its Subsidiaries taken as a whole, other than any event, occurrence, fact, condition, change or effect to the extent arising out of, resulting from or attributable to (either alone or in combination):  (i) any change in conditions affecting the industries in which such Person and its Subsidiaries participate, the U.S. economy as a whole or the capital markets in general or the markets in which such Person and its Subsidiaries operate; (ii) any change in GAAP or other accounting requirements or principles or the interpretation thereof; (iii) adverse seasonal weather or any earthquakes, hurricanes, tornados, floods or other natural disasters in the U.S.; (iv) the failure of such Person or any Subsidiary of such Person to meet or achieve the results set forth in any projection or forecast, the downgrade in rating of any debt securities of such Person, or changes in the price or trading volume of such Person’s stock (provided that clause (iv) shall not prevent a determination that any change or effect that has resulted in such failure to meet projections or forecasts has, in and of itself, resulted in a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect)); or (v) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism, except, in the case of clauses (i), (ii), (iii), and (iv) to the extent such event, occurrence, fact, condition, change or effect materially and disproportionately impacts such Person and its Subsidiaries taken as whole, as compared to other Persons or businesses engaging principally in the industry in which such Person or its Subsidiaries operate.

(bb)    “Material Contract” shall mean each Contract set forth or otherwise identified on Section 3.19(a) or Section 3.19(b) to the Company Disclosure Schedules.

(cc)    “Owned Real Property” shall mean all Real Property owned by the Company or any of its Subsidiaries.

(dd)    “Permitted Lien” shall mean any of the following: (i) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings for which adequate accruals or reserves have been established and included in the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports filed prior to the date of this Agreement; (ii) Liens affecting the interest of the grantor of any easements benefitting owned real property and Liens attaching to real property, fixtures or leasehold improvements, which would not materially impair the use of the real property in the operation of the business thereon; (iii) statutory Liens of landlords with respect to leased real property; (iv) Liens reflected in the Company Balance Sheet; (v) Liens in favor of vendors, carriers, warehousemen, mechanics, materialmen or repairmen, construction Liens or similar Liens or other encumbrances arising by operation of applicable Laws, in each case, for amounts not yet delinquent or that are being contested in good faith; (vi) in the case of real property, in addition to the items described in clauses (i), (ii), (iii) and (v), zoning, building, or other restrictions, variances, covenants, rights of way, encumbrances, easements and other irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use of or occupancy of the affected parcel.

(ee)    “Person” shall mean an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a Governmental Entity.

(ff)    “Personal Data” means all data relating to one or more individual(s) or an individual’s device that is personally identifying (i.e., data that identifies an individual or, in combination with any other information or data available to the Company or its Subsidiaries, is capable of identifying an individual or an individual’s device); non-personally identifying, including, without limitation, aggregate or de-identified data and data collected automatically, including data collected through a mobile or other electronic device, or as that term or similar term, including personal information or personally identifiable information, is otherwise defined under Applicable Law.

(gg)    “PPP Lender” shall mean Truist Bank, a North Carolina banking corporation.

(hh)    “PPP Loan” shall mean that certain loan in the original principal amount of $1,500,000.00 made to the Company by the PPP Lender and payable to the PPP Lender pursuant to that certain Promissory Note dated June 1, 2020.

(ii)    “R&W Insurance Policy” means the buyer-side representations and warranties insurance policy issued to Parent by the insurer party thereto bound as of the date of this Agreement.

(jj)    “Real Property” shall mean any land, together with all Improvements located thereon, and all easements and other rights and interests appurtenant thereto.

(kk)    “Release” shall mean the actual or threatened release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating onto, into, on, under, from or through the environment (including natural resources, indoor or ambient air, surface water, groundwater, drinking water supplies, surface or subsurface land or soil and sediments) or any building, facility or fixture.

(ll)    “Representatives” shall mean, with respect to any Person, the directors, officers, employees, managers, members, partners, agents, consultants, advisors (including legal counsel, accountants and financial advisors) and any other representative of such Person.

(mm)    “Requisite Stockholder Approval” shall mean the affirmative vote of at least a majority of the aggregate number of the votes entitled to be cast by the Common Stock.

(nn)    “SEC” shall mean the United States Securities and Exchange Commission.

(oo)    “Subsidiary” of any Person shall mean any corporation or other form of legal entity of which an amount of the outstanding voting securities sufficient to elect at least a majority of its board of directors or other governing body (or, if there are not such voting securities, 50% or more of the equity interests of which) is owned or controlled, directly or indirectly, by such Person.

(pp)    “Tax Return” shall mean a return, declaration, report, estimate, claim for refund, or information return or statement relating to, or required to be filed in connection with, any Taxes, including any schedule, form, attachment or amendment.

(qq)    “Tax Sharing Agreement” shall mean any existing Contract (whether or not written) binding a party or any of its Subsidiaries that provides for the allocation, apportionment, sharing or assignment of any income Tax (or franchise Tax based on income) liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s income Tax (or franchise Tax based on income) liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or Subsidiaries or, for the avoidance of doubt, any agreement constituting or evidencing a partnership for tax purposes).

(rr)    “Taxes” shall mean all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any tax authority, including taxes or other charges in the nature of taxes on or with respect to income, franchises, windfall or other profits, gross receipts, severance, excise, property, sales, use, capital stock, payroll, employment, social security, transfer, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.

[The next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused their respective authorized officers to duly execute this Agreement and Plan of Merger as of the day and year first written above.

BOWLERO CORP.

By:	/s/ Brett Parker
Name:	Brett Parker
Title:	CFO

POTOMAC MERGER SUB, INC.

By:	/s/ Tom Shannon
Name:	Tom Shannon
Title:	CEO, President and Chairman

BOWL AMERICA INCORPORATED

By:	/s/ Cheryl A. Dragoo
Name:	Cheryl A. Dragoo
Title:	President and CEO

EXHIBIT A

ARTICLES OF MERGER WITH ARTICLES OF AMENDMENT AND RESTATEMENT

(See attached)

EXHIBIT B

FORM OF ESOP OPINION

(See attached)

EXHIBIT 9.14

KNOWLEDGE PARTIES

The Company:

Cheryl Dragoo

Parent:

Brett Parker